Execution Copy

Exhibit 99.2

Share and Asset Purchase Agreement

by and between

Aeronautics Ltd.

and

Magal Security Systems Ltd.

Dated February 7, 2021

EXHIBITS AND SCHEDULES:

Schedules

Schedule 1.1(jjjj) – Project Status Report
Schedule 1.1(ppp) – Key Employees
Schedule 1.1(h) - Acquired IP
Schedule 1.11.1(yyyy) - Seller’s Knowledge
Schedule 2.1(a)(ii) - Assumed Contracts
Schedule 2.1(a)(iii) – Outstanding Price Proposals and Purchase Orders
Schedule 2.1(a)(v) - Tangible Personal Property
Schedule 2.1(a)(vii) – Real Property Leases
Schedule 3.4 – Bank Account Details
Schedule 3.6 – Allocation Statement
Schedule 5 – Disclosure Schedules
Schedule 6.2(c) - Buyer Permits
Schedule 7.1 – Non-Compete Customer
Schedule 8.1 - Conduct of the Business Prior to Closing
Schedule 8.7(g) – Employee Payments
Schedule 9.1 - Antitrust Approvals

Exhibits

Exhibit A – Real Property Purchase Agreement
Exhibit B – Assignment and Bill of Sale
Exhibit C – Trademark Assignment Agreement/Deed
Exhibit D – Patent Assignment Agreement/Deed
Exhibit E – IP Assignment Agreement/Deed
Exhibit F – Assumption of Liabilities Deed
Exhibit G – Transition Services Agreement
Exhibit H - Closing Deliverables with respect to the Acquired Subsidiaries
Exhibit I – Resignation Notices
Exhibit J - Seller’s Bring Down Certificate
Exhibit K - Buyer’s Bring Down Certificate
Exhibit L - Form of Seller Transferred Employees’ Waiver and Release
Exhibit M - Essential Consents
Exhibit N – Terminated Intercompany Agreements

SHARE AND ASSET PURCHASE AGREEMENT

This Share and Asset Purchase Agreement (the “Agreement”) is entered into as of February 7, 2021, by and between Aeronautics Ltd., a company incorporated under the laws of the State of Israel (“Buyer”), and Magal Security Systems Ltd., a company incorporated under the laws of the State of Israel (the “Seller”).  Each of the Seller and Buyer are referred to herein as a “Party” and together as the “Parties.”

RECITALS

WHEREAS, the Buyer desires to purchase from the Seller its “Integrated Solutions Division/Projects segment” which engages in the design, development, integration and commissioning of HLS turn-key projects and related software and hardware products developed by Seller in Israel and provided as part of such turn-key projects (the “Business”) by purchasing the Purchased Assets and assuming the Assumed Liabilities on the terms and subject to the conditions set forth herein;

WHEREAS, the Seller desires to sell to the Buyer the Business, by selling the Purchased Assets and assigning the Assumed Liabilities, on the terms and subject to the conditions set forth herein;

WHEREAS, in connection with the transactions contemplated by this Agreement, the Parties will concurrently with the Closing (as defined below), execute the Real Property Purchase Agreement (as defined below) and certain other agreements in connection with the transactions contemplated herein.

NOW, THEREFORE, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1          Terms not otherwise defined in this Agreement shall have the meanings set forth below in this Article I.

(a)          “Accounting Principles” means US GAAP, as applied by the Seller to the Business, using the same accounting methods, practices, principles, policies and procedures, with the same classifications, judgments and valuation and estimation methodologies and applied in the same manner as was used in the preparation of the Audited Financial Statements.

(b)          “Accounts Receivable” means all of the billed and unbilled, current and long term accounts receivable (including ‘trade receivable’, notes receivable and other rights to receive payment relating to the conduct and operation of the Business) of the Seller and the Acquired Subsidiaries, to the extent related to the Business, on a consolidated basis, as calculated in accordance with the Accounting Principles and in conformity with the Project Status Report (consistently applied in accordance with the principles thereof).

(c)          “Accrued Income Taxes” means the sum of (i) the aggregate unpaid Income Tax Liabilities of each of the Acquired Subsidiaries for any Pre-Closing Tax Period, plus (ii) any Transfer Taxes which in accordance with the provisions of this Agreement are to be borne by the Seller and are payable by the Acquired Subsidiaries following the Closing or are payable by Buyer.

(d)           “Action” has the meaning set forth in Section 5.13.

(e)          “Affiliate” means with respect to any Person, any other Person which is directly or indirectly controlling, controlled by, or under common control with such Person.  The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(f)          “Agreement” has the meaning set forth in the Preamble.

(g)          “Allocation Statement” has the meaning set forth in Section 3.6.

(h)          “Acquired IP” means all of the IP owned by the Seller and exclusively related to the Business, as specified on Schedule 1.1(h).

(i)          “Accounts Payable” means trade payables, notes payable, and/or accounts payable of Seller and the Acquired Subsidiaries to the extent related to the Business, on a consolidated basis, as calculated in accordance with the Accounting Principles and in conformity with the Project Status Report (consistently applied in accordance with the principles thereof).

(j)          “Acquired Subsidiaries” means Magal – S3 Canada Corp., Magal Soluciones Integrales S.A. (Mexico), Magal Security Systems (India) Limited, Magal Security Systems Limited (Kenya), Magal Security Sisteme S.R.L (Romania), Magal – S3 Espania S.L. (Spain) (“Magal Spain”), E.S.C. Baz Ltd. (Israel), and CyberSeal Ltd. (Israel) and Patrakia Enterprises Company Limited (Cyprus) (“Patrakia”), unless the reorganization contemplated under Section 8.9 is completed prior to Closing, in which case Patrakia shall not be deemed an “Acquired Subsidiary” for purposes of this Agreement.

(k)          “Anti-Bribery Laws” has the meaning set forth in Section 5.15(a).

(l)           “Assumed Contracts” has the meaning set forth in Section 2.1(a)(ii).

(m)         “Assumed Liabilities” has the meaning set forth in Section 2.2(a).

(n)          “Audited Financial Statements” has the meaning set forth in Section 5.4(a).

(o)          “Base Amount” means thirty-five million US dollars (US$35,000,000).

(p)          “Business” has the meaning set forth in the Preamble.

(q)          “Business Day” means any day which is not a Friday, Saturday, or any other day on which the banks are not generally open for business in the State of Israel.

(r)          “Buyer” has the meaning set forth in the Preamble.

(s)          “Buyer Cap” has the meaning set forth in Section 11.6(a).

(t)          “Buyer Indemnified Persons” has the meaning set forth in Section 11.2.

(u)          “Buyer Permits” has the meaning set forth in Section 6.2(c).

(v)          “Buyer Returns” has the meaning set forth in Section 8.8(c).

(w)         “Charter Documents” means the applicable governing documents of any Person, including any incorporation certificate, memorandum or articles of association, bylaws or other charter documents of any partnership, corporation, company or other entity.

(x)          “Closing” has the meaning set forth in Section 4.1.

(y)          “Closing Date” has the meaning set forth in Section 4.1.

(z)          “Closing Balance Sheet” means a reviewed pro-forma balance sheet of the Business (on a consolidated basis), as of the Closing Date, prepared in accordance with the Accounting Principles.

(aa)        “Closing Cash” means cash and cash equivalents (including in bank deposits) of the Acquired Subsidiaries, on a consolidated basis, as of the Closing Date, calculated in accordance with the Accounting Principles and set forth in the Closing Statement as finally determined pursuant to Sections 3.3(g) and 3.3(h) herein.

(bb)        “Closing Indebtedness” means the Indebtedness of the Business, on a consolidated basis, as of the Closing Date, calculated in accordance with the Accounting Principles and set forth in the Closing Statement as finally determined pursuant to Sections 3.3(g) and 3.3(h) herein.

(cc)        “Closing Net Working Capital” means (a) the Current Assets of the Business (on a consolidated basis), less (b) the Current Liabilities of the Business (on a consolidated basis), in each case determined as of Closing Date in accordance with the Accounting Principles and the same principles and methodologies presented by the Seller in determining the Target Net Working Capital and set forth in the Closing Statement as finally determined pursuant to Sections 3.3(g) and 3.3(h) herein.

(dd)        “Closing Net Working Capital Adjustment” has the meaning set forth in Section 3.3(e).

(ee)         “Closing Payment” has the meaning set forth in Section 3.2.

(ff)          “Closing Statement” has the meaning set forth in Section 3.3(d).

(gg)        “Confidentiality Agreement” has the meaning set forth in Section 8.2(b).

(hh)        “Contract” means any written or oral contract, agreement, commitment, license, lease, indenture or evidence of indebtedness.

(ii)         “Current Assets” means Accounts Receivable, Other Receivables (as per the line item in the relevant financial statements), Inventory and Prepaid Expenses of the Seller and the Acquired Subsidiaries, on a consolidated basis, to the extent related to the Business, but excluding short-term deferred Tax assets, all without duplications and as determined in accordance with the Accounting Principles.

(jj)         “Current Liabilities” means Accounts Payable, Other Payables (as per the line item in the relevant financial statements), accrued expenses and customer advances of the Seller and the Acquired Subsidiaries, on a consolidated basis, and to the extent related to the Business, excluding short-term deferred Tax liabilities, provisions for income Tax and provisions related to FIN 48 (provided that such tax liabilities and provisions were not included under the net working capital presented by the Seller for the last eight quarters, used to calculate the Target Net Working Capital), all without duplications and as determined in accordance with the Accounting Principles.

(kk)        “Defense Notice” has the meaning set forth in Section 11.5(a).

(ll)          “Employee Benefit Plans” means any plan, arrangement or binding policy, statutorily or contractually based, that involves (i) any pension, retirement, profit sharing, deferred compensation, bonus, retention, stock option, stock purchase, phantom stock, health, welfare, or incentive plan; or (ii) welfare or “fringe” benefits, including without limitation vacation, severance, disability, medical, hospitalization, dental, life and other insurance, tuition, company car, telephone, internet access, club dues, sick leave, maternity, paternity or family leave, health care reimbursement, dependent care assistance or cafeteria plan.

(mm       “Estimated Cash” has the meaning set forth in Section 3.3(a)

(nn)        “Estimated Indebtedness” has the meaning set forth in Section 3.3(a).

(oo)        “Estimated Closing Net Working Capital Adjustment” has the meaning set forth in Section 3.3(b).

(pp)        “Estimated Purchase Price” means (i) the Base Amount, (ii) minus the Estimated Indebtedness, plus (iii) the Estimated Cash, plus/minus (iv) the Estimated Closing Net Working Capital Adjustment, plus (v) the excess of the amount of the Stamp Duty payable by the Seller and/or its subsidiaries (which are not Acquired Subsidiaries) over 50% of the Stamp Duty, minus (vi) the excess of the amount of Stamp Duty payable by Buyer and/or its subsidiaries (including also the Acquired Subsidiaries) over 50% of the Stamp Duty.

(qq)        “Estimated Statement” has the meaning set forth in Section 3.3(b).

(rr)          “Essential Consent” has the meaning set forth in Section 9.2(e).

(ss)         “Excluded Assets” has the meaning set forth in Section 2.1(a)(xvii).

(tt)          “Excluded Liabilities” has the meaning set forth in Section 2.2(b).

(uu)        “Excluded Tax Liabilities” means (i) all Liabilities of Seller for Taxes for any taxable period, including as a result of the transactions contemplated hereby, other than such part of the Stamp Duty which is payable by Buyer in accordance with the provisions of this Agreement; and (ii) any Liability for Taxes as a result of an obligation under any Tax sharing, Tax allocation, Tax indemnity or similar agreements with respect to the Business.

(vv)        “Financial Statements” has the meaning set forth in Section 5.4(a).

(ww)      “Fundamental Representations” has the meaning set forth in Section 9.2(a).

(xx)        “Goodwill” means the goodwill of the Seller exclusively related to the Business together with the exclusive right for the Buyer to use the name “Magal”, “Magal Security Systems” or a variant thereof.

(yy)        “Governmental Authority” means Israel or any other nation, state, or bilateral or multilateral governmental authority, any possession, territory, local, county, district, city or other governmental unit or subdivision, and any branch, department, division, agency, or judicial body of any of the foregoing.

(zz)         “Grants” has the meaning set forth in Section 5.12.

(aaa)       “IIA Approval” means the approval of the Israel Innovation Authority required in accordance with the Research, Development and Technological Innovation Law, 5744-1984 with respect to the transfer of IIA files no. 14875, 19726, 20090, 21221, 22777 and 24812, developed under IIA plan no. 9360 and IIA plan no. 62675, which is part of the Acquired IP.

(bbb)      “Income Tax” means any Tax (however denominated) imposed on or measured by reference to overall gross or net income or receipts, and withholding, franchise, net worth, alternative minimum, capital and similar Tax imposed in lieu of such a Tax.

(ccc)       “Indebtedness” means, to the extent not taken into account in Closing Net Working Capital, (i) all outstanding indebtedness for borrowed money other than intercompany payables due by the Acquired Subsidiaries to Seller on account of loans or capital notes; (ii) any net underfunded pension, severance pay, or post-retirement plans with respect to the Transferred Employees as of Closing; (iii) Accrued Income Taxes; and (iv) any Liability with respect to interest rate swaps, collars, caps and similar hedging obligations, in each case,  exclusively related to the Business.

(ddd)      “Indemnified Persons” has the meaning set forth in Section 11.3.

(eee)       “Indemnified Taxes” means (i) any Taxes of any Acquired Subsidiary for any Pre-Closing Tax Period; (ii) any Taxes of any Person imposed on any Acquired Subsidiary as a transferee or successor, by Contract or assumption, operation of Law or otherwise, in each case, resulting from circumstances existing (including membership in an affiliated, combined, consolidated, unitary or other Tax group), actions taken, or Contracts with respect to the period prior to the Closing, and (iii) any Taxes applicable to or resulting from any of the transactions contemplated by this Agreement, but excluding in each case (a) VAT, and (b) that part of the Stamp Duty which is payable by Buyer in accordance with the provisions of this Agreement.

(fff)         “Indemnified Losses” has the meaning set forth in Section 11.2.

(ggg)      “Indemnified Party” has the meaning set forth in Section 11.4.

(hhh)      “Indemnifying Party” has the meaning set forth in Section 11.4.

(iii)         “Institution” has the meaning set forth in Section 5.12(a).

(jjj)       “Intellectual Property” or “IP” means:  all rights in intellectual property of any type throughout the world, including: (i) patents, patent applications and statutory invention registrations, including continuations, continuations-in-part, divisions, provisions, non-provisions, reexaminations, reissues and extensions; (ii) trademarks, service marks, trade names, brand names, logos and corporate names, slogans and other indicia of source of origin, whether or not registered, including all common law rights thereto and all goodwill associated therewith, and registrations and applications for registration thereof; (iii) copyrights, whether registered or pursuant to common law, and registrations and applications for registration thereof; (iv) trade secrets and know-how; (v) domain names; (vi) any other rights in the following: inventions (whether patentable or unpatentable), invention disclosures, mask works, industrial design rights, discoveries, ideas, developments, data, Software, confidential or proprietary technical, business and other information, including processes, techniques, methods, formulae, designs, algorithms, integrated circuits and integrated circuit masks, prospect lists, customer lists, projections, analyses, and market studies; (vii) all rights to any of the foregoing provided in international treaties and convention rights; (viii) the right and power to assert, defend and recover title to any of the foregoing; (ix) all rights to assert, defend and recover for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use or other violation of any of the foregoing; and (x) all rights to obtain renewals, continuations, divisions and extensions of legal protection pertaining to any of the foregoing.

(kkk)      “Intercompany Agreements” means (i) any Contracts between the Seller or any of its Subsidiaries (other than the Acquired Subsidiaries), on the one hand, and any of the Acquired Subsidiaries, on the other hand, (ii) any undertakings or obligations entered into by the Seller or any of its Subsidiaries (other than the Acquired Subsidiaries) for the benefit of the Acquired Subsidiaries; (iii) any undertakings or obligations entered into by any of the Acquired Subsidiaries for the benefit of the Seller or any of its Subsidiaries (other than the Acquired Subsidiaries); and (iv) any Contract between any of the Subsidiaries (other than the Acquired Subsidiaries) on the one hand, and the Seller in respect of the Business, on the other hand which is an Assumed Contract.

(lll)         “Interim Financials” has the meaning set forth in Section 5.4(a).

(mmm)   “Inventory” means raw materials, work in process and finished goods of the Seller and the Acquired Subsidiaries, to the extent related to the Business.

(nnn)      “Israeli Subsidiaries” means E.S.C. Baz Ltd., CyberSeal Ltd. and EyeTech Ltd.

(ooo)      “ITA” means the Israeli Tax Authority.

(ppp)      “Key Employees” means the Transferred Employees set forth in Schedule 1.1(ppp).

(qqq)      “Law” means any statute, law, treaty, convention, ordinance, Order, rule, directive, technical standard or regulation of any Governmental Authority.

(rrr)        “Liability” means any debt or monetary obligation of any kind or nature whatsoever, whether direct or indirect, asserted or unasserted, matured or unmatured, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, whether or not foreseeable, and whether due or become due, and, in each case, including all costs and expenses relating thereto.

(sss)       “Lien” means any lien, pledge, option, right of first refusal, charge, security interest, or other similar encumbrances, whether voluntarily incurred or arising by operation of Law, including any Contract to give any of the foregoing in the future.

(ttt)         “Magal Spain” has the meaning set forth in Section 1.1(i).

(uuu)      “Material Adverse Effect” means any change, effect, event, or occurrence that individually or in the aggregate has, or would be reasonably likely to have, a material adverse effect on the financial condition or results of operations of the Business (taken as a whole); provided that a Material Adverse Effect shall not be deemed to include effects to the extent resulting from or arising out of: (i) any changes in general economic, regulatory, political, financial or capital or credit market conditions, (ii) circumstances generally affecting the industries in which the Business operates, (iii) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (iv) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, epidemics or pandemics (including COVID-19), weather conditions and other force majeure events (v) changes in Law or other legal or regulatory conditions or changes in accounting standards, (vi) the announcement or pendency of this Agreement or any of the transactions contemplated herein (including losses or threatened losses of customers and suppliers, but without derogating from Seller’s obligation to obtain the Essential Consents) or any action required by this Agreement or any action taken (or omitted to be taken) at the written request or with the written consent of Buyer, (vii) the failure of the Business to meet internal, Buyer or analyst projections, forecasts or budgets for any period; provided that any events, effects or changes resulting from the matters described in clauses (i), (ii), (iii), (iv) or (v) may be taken into account in determining whether there has been a Material Adverse Effect to the extent that they have a material disproportionate effect on the Business in the aggregate relative to similarly situated businesses in the industries in which the Business operates.

(vvv)      “Material Contract” has the meaning set forth in Section 5.10.

(www)   “Order” means any judgment, order, writ, injunction, or decree of any court or other Governmental Authority.

(xxx)      “Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.

(yyy)      “Owned IP” has the meaning set forth in Section 5.11(a).

(zzz)       “Owned IP License” has the meaning set forth in Section 5.11(b).

(aaaa)     “Owned Real Property” has the meaning set forth in Section 5.8(e)

(bbbb)    “Patrakia” has the meaning set forth in Section 1.1(i).

(cccc)     “Party” or “Parties” has the meaning set forth in the Preamble.

(dddd)    “Permit” has the meaning set forth in Section 5.14(b).

(eeee)     “Permitted Lien” means (i) statutory Liens for Taxes, assessments or other governmental charges which are not yet delinquent or that are being contested in good faith by Seller and for which, if required by Accounting Principles, an adequate reserve has been recorded on the Financial Statements, (ii) statutory Liens for mechanics, materialmen, laborers, employees or suppliers arising by operation of Law for amounts which are owed, but not yet delinquent or that are being contested in good faith by Seller; (iii) Liens relating to capitalized lease financings or purchase money financings that have been entered into in the ordinary course of business; (iv) rights retained by landlords under the Real Property Leases; and (iii) applicable zoning and building ordinances and land use permits or regulations, business licenses or other similar permits or licenses issued by any Governmental Authority.

(ffff)      “Person” means a natural person, a partnership, a corporation, a cooperative, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity (or any department, agency or political subdivision thereof).

(gggg)    “Post-Closing Tax Period” means any Tax period (and the portion of any Straddle Period) commencing on or after to the Closing Date.

(hhhh)    “Pre-Closing Tax Period” means any Tax period (and the portion of any Straddle Period) ending on or prior to the Closing Date.

(iiii)        “Prepaid Expenses” means the prepaid expenses of the Seller and the Acquired Subsidiaries, to the extent related to the Business.

(jjjj)           “Project Status Report” means the report approved by the Parties and attached hereto as Schedule 1.1(jjjj), setting forth the actual performance and payment status assessment as of December 31, 2020 of certain projects to be assumed by the Buyer pursuant to the Assumed Contracts or undertaken by the Acquired Subsidiaries.

(kkkk)    “Purchased Assets” has the meaning set forth in Section 2.1(a).

(llll)       “Purchase Price” means (i) the Base Amount, minus (ii) the Closing Indebtedness, plus (iii) the Closing Cash, plus/minus (iv) the Closing Net Working Capital Adjustment, plus (v) the excess of the amount of the Stamp Duty payable by Seller and/or its subsidiaries over 50% of the Stamp Duty, minus (vi) the excess of the amount of the Stamp Duty payable by Buyer and/or its subsidiaries over 50% of the Stamp Duty.

(mmmm)  “Real Property” has the meaning set forth in Section 5.8(e).

(nnnn)    “Real Property Leases” has the meaning set forth in Section 5.8(e).

(oooo)    “Real Property Purchase Agreement” means the purchase agreement for the Yehud Real Property between the Seller and the Buyer substantially in the form attached hereto as Exhibit A.

(pppp)    “Related Parties” has the meaning set forth in Section 5.17.

(qqqq)    “Related Party Transactions” has the meaning set forth in Section 5.17.

(rrrr)       “Releasing Party” has the meaning set forth in Section 8.19.

(ssss)      “Required Consents” has the meaning set forth in Section 5.2(e).

(tttt)        “Required Permits” has the meaning set forth in Section 5.2(e).

(uuuu)    “Restrictive Period” means a period of four (4) consecutive years from and after the Closing Date.

(vvvv)    “Retained Claims” has the meaning set forth in Section 1.1.1(a)(xii);

(wwww)   “Seller Indemnified Persons” has the meaning set forth in Section 11.3.

(xxxx)    “Seller’s Pro Forma Financial Statements” has the meaning set forth in Section 5.4(a)

(yyyy)    “Seller’s Knowledge” means (i) the actual knowledge of any individual whose name is set forth on Schedule 1.1(yyyy), (ii) with respect to matters concerning the Acquired Subsidiaries, in addition to (i), the actual knowledge of the respective persons listed with respect to such Acquired Subsidiary on Schedule 1.1(yyyy), and in each case, after reasonable inquiry.

(zzzz)     “Seller Transferred Employees” has the meaning set forth in Section 5.18(a).

(aaaaa)      “Severance Funds” has the meaning set forth in Section 8.7(d).

(bbbbb)     “Software” means all computer software, programs and databases, in any form, including source code, object code, development tools, library functions, compilers, all versions, updates, upgrades, corrections, enhancements, replacements, and modifications thereof, and all documentation related thereto.

(ccccc)      “Stamp Duty” means the stamp duty payable for the transfer of any of the Subsidiary Shares as part of the transactions hereunder.

(ddddd)     “Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

(eeeee)      “Subsidiary” means any entity in which the Seller owns more than 50% of the voting rights in the general meeting or of the right to appoint directors.

(fffff)         “Subsidiary Shares” means the issued and outstanding share capital of the Acquired Subsidiaries held by the Seller or by any Subsidiary of Seller that is not an Acquired Subsidiary;

(ggggg)     “Tangible Personal Property” has the meaning set forth in Section 2.1(a)(v).

(hhhhh)     “Target Net Working Capital” shall mean a Closing Net Working Capital of US$7,000,000.

(iiiii)          “Taxes” means all income, profits, gross receipts, customs duty, sales, use, value added, ad valorem, stamp, franchise, environmental, capital stock, occupancy, withholding, payroll, employment, unemployment, social security, national insurance, excise and property tax and other like assessments of the same nature, including any interest or penalty thereon, whether disputed or not.

(jjjjj)          “Tax Returns” means all returns, reports, claims for refund or information statements required to be filed in connection with any Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(kkkkk)      “Termination Date” has the meaning set forth in Section 10.1(b).

(lllll)          “Third Party IP License” has the meaning set forth in Section 5.11(b).

(mmmmm)     “Third Person” has the meaning set forth in Section 11.5(a).

(nnnnn)     “Third Person Claim” has the meaning set forth in Section 11.5(a).

(ooooo)     “Trade Control Laws” has the meaning set forth in Section 5.15(d).

(ppppp)     “Transaction Documents” means this Agreement, the Assignment and Bill of Sale, the Trademark Assignment Agreement/Deed(s), the Patent Assignment Agreement/Deed(s), the IP Assignment Agreement/Deed(s), the Assumption of Liabilities Deed, the Transition Services Agreement and the Real Property Purchase Agreement.

(qqqqq)    “Transaction Expenses” means (i) all fees and expenses (including interest, late fees and penalties related thereto) incurred by the Seller or any of the Acquired Subsidiaries in connection with the preparation, negotiation and execution of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, including all accounting, legal, investment banking fees and commercial banking fees, Transfer Taxes and expenses related thereto (except such expenses that constitute Stamp Duty); (ii) all transaction related bonuses payable to any Transferred Employee resulting from or accelerated by the consummation of the transactions contemplated hereunder (including the retention bonuses agreed to be paid by Seller hereunder); and (iii) any Taxes, consent fees, charges or levies with respect to the Purchased Assets resulting from or accelerated due to the transaction hereunder to the extent these would have applied if the transaction hereunder had been structured as a share purchase.

(rrrrr)        “Transfer Taxes” has the meaning set forth in Section 8.8(a).

(sssss)       “Transferred Employees” means the employees of the Acquired Subsidiaries and the Seller Transferred Employees.

(ttttt)         “US GAAP” means the accounting principles generally accepted in the United States and applied consistently throughout the periods involved.

(uuuuu)    “Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholdings, issued by the ITA in customary form and substance reasonably satisfactory to Buyer, that is applicable to the payments to be made to any Person pursuant to this Agreement stating that no withholding, or reduced withholding, of any Israeli Tax is required with respect to such payment or providing any other instructions regarding Tax withholdings; provided that a valid exemption from withholding with respect to “Services and Assets” shall be deemed a Valid Tax Certificate.

(vvvvv)     “VAT” means any value added tax, sales tax, gross receipts tax, consumption tax, goods and services tax or similar.

(wwwww)     “Yehud Real Property” means the real property located at 17 Altalef St. Yehud-Monoson (parcel 497, block 6711), together with all of the Seller’s rights in and to the buildings, improvements and all permanent fixtures located thereon.

1.2          Words and defined terms denoting the singular number include the plural and vice versa and the use of any gender shall be applicable to all genders. The paragraph headings are for the sake of convenience only and shall not affect the interpretation of this Agreement. The recitals, schedules, appendices, annexes and exhibits hereto form an integral part of this Agreement. The words “herein”, “hereof”, “hereinafter” and “hereunder” and words and phrases of similar import refer to this Agreement as a whole and not to any particular section. Whenever used in this Agreement, the words “include”, “includes” and “including” shall be deemed to be followed with the phrase “including, without limitation”.

ARTICLE II
TRANSFER OF ASSETS AND ASSUMPTION OF LIABILITIES

2.1          Sale and Transfer of Purchased Assets.

(a)       Sale of Purchased Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from the Seller, free and clear of all Liens, other than Permitted Liens, all of Seller’s right, title and interest as of the Closing, in and to any of the assets, properties and rights, wherever located, which are used by the Seller in the operation of the Business (and for the avoidance of doubt, not including any Excluded Assets but including all assets taken into account in the calculation of the Purchase Price) (the “Purchased Assets”), including the following:

(i)         the Subsidiary Shares (provided that (i) to the extent that any Subsidiary that is not an Acquired Subsidiary owns the share capital of an Acquired Subsidiary, Seller shall cause such Subsidiary to sell and transfer to Buyer at the Closing the share capital of the Acquired Subsidiary owned by the relevant Subsidiary, and (ii) the share capital of Patrakia shall not be part of the Purchased Assets, if the reorganization contemplated pursuant to Section 8.9 is completed prior to Closing);

(ii)         all rights of the Seller under Contracts to which the Seller is a party and which are part of the Business, which are listed on Schedule 2.1(a)(ii) (the “Assumed Contracts”);

(iii)        all rights of the Seller under outstanding price proposals and purchase orders exclusively related to the Business. Such purchase orders and price proposals issued by the Seller are set forth on Schedule 2.1(a)(iii);

(iv)        all Acquired IP;

(v)       the equipment, furniture, and computers (including software and hardware) owned by Seller, to the extent used in or acquired for the Business, a list of which is attached hereto as Schedule 2.1(a)(v), together with any express or implied warranty by the manufacturers, sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto (“Tangible Personal Property”);

(vi)        the Yehud Real Property, pursuant to the terms and subject to the conditions set forth hereunder and in the Real Property Purchase Agreement;

(vii)       the Real Property Leases to which Seller is a party and which are listed in Schedule 2.1(vii), including any options to renew or purchase in connection with any of the foregoing;

(viii)      all Permits held by the Seller, to the extent transferable;

(ix)         a copy of all books and records to the extent related to the Business in the possession of the Seller, in whatever form (other than Tax Returns and other books and records related to Taxes of the Seller);

(x)          all rights and title to the Severance Funds (as defined below) maintained for the benefit of the Seller Transferred Employees; provided that the actual transfer of such Severance Funds shall be contingent upon the receipt by Seller of the approval of such transfer by the ITA;

(xi)         the Goodwill;

(xii)        Accounts Receivable to the extent reflected in Closing Net Working Capital as accounts receivable;

(xiii)       Intercompany receivables due from the Acquired Subsidiaries to Seller on account of loans or capital notes;

(xiv)       Inventory to the extent reflected in Closing Net Working Capital as inventory.

(xv)        Prepaid Expenses and any other accrued expenses to the extent reflected in Closing Net Working Capital as prepaid expenses or Other Receivables;

(xvi)       all causes of action, judgments, claims and demands of the Seller against third parties, whether known or unknown, in each case to the extent related to the Business or the Purchased Assets, other than the Retained Claims; and

(xvii)      all insurance proceeds received or receivable by Seller to the extent arising out of or related to any Purchased Assets and to the extent the loss or damage to such Purchased Asset is transferred to Buyer hereunder.

(b)       Excluded Assets. It is expressly understood and agreed that, notwithstanding anything to the contrary set forth in this Agreement or in any exhibit or schedule thereto, other than the Purchased Assets, Buyer is not purchasing or acquiring, and Seller is not selling or assigning, any other assets, rights, properties, claims, contracts and business of Seller that is not part of the Business, and that any assets, rights, properties, claims, contracts and business of Seller, as listed below, shall be excluded from the Purchased Assets (the “Excluded Assets”):

(i)          any cash, cash equivalents, marketable securities or similar type investments, bank accounts, securities and brokerage accounts, certificates of deposit and checks (that is not for the avoidance of doubt Closing Cash);

(ii)         any and all Contracts, other than the Assumed Contracts;

(iii)        any and all Intellectual Property, other than the Acquired IP;

(iv)        all insurance policies and all insurance proceeds received or receivable to the extent not purchased under 2.1(a)(xvii);

(v)         the rights that accrue or will accrue to Seller under this Agreement or any exhibit or schedule thereto;

(vi)        all refunds or credits of Taxes and other Tax assets;

(vii)       all organizational documents, minute books, corporate seals, Tax records, books and records and other similar documents of Seller or any of its Affiliates, other than books and records transferred to Buyer pursuant to Section 2.1(a)(a)(ix);

(viii)      all tangible personal property, other than the Tangible Personal Property;

(ix)        all owned and leased real property and other interests in real property, other than the Yehud Real Property and the Real Property Leases transferred pursuant to Section 2.1;

(x)         all securities or other equity interests of any Person owned or held by the Seller, other than the Subsidiary Shares and, for the avoidance of doubt, equity interests of any Person held or owned by the Acquired Subsidiaries;

(xi)        (i) all attorney-client privilege and attorney work-product protection of the Seller as a result of legal counsel representing the Seller in connection with the transactions contemplated by this Agreement or any exhibit or schedule thereto, (ii) all documents subject to the attorney-client privilege or work-product protection described in clause (i) of this paragraph, and (iii) all documents maintained by the Seller in connection with the transactions contemplated by this Agreement or in any exhibit or schedule thereto; and

(xii)       all actions, claims, causes of action, rights of recovery and rights of setoff relating to any Excluded Assets or any Excluded Liabilities (“Retained Claims”).

(c)      Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to transfer or assign any Purchased Asset if an attempted  sale, transfer or assignment thereof, without the consent of a third party thereto: (i) would constitute a breach or violation thereof or result in any acceleration of obligations of Seller or the exercise of rights or remedies by any counterparty, including rights of termination, (ii) be ineffective, void or voidable, or (iii)  adversely affect the rights thereunder of Buyer or Seller. If such a consent is not obtained at or prior to the Closing, the provisions of Section 8.6(d) shall apply, except if such consent is an Essential Consent and Buyer has not waived the receipt of such consent as a condition to Closing before the Termination Date. For the avoidance of doubt, (x) the foregoing shall not derogate from the conditions precedent set forth in Section 9.2 hereof, provided, however, that if a Required Consent is not an Essential Consent, then in the absence of such Required Consent, the Closing shall take place in accordance with this Agreement; and (y) if the Buyer has waived its consent as a condition to Closing with respect to any Essential Consents, then Section 8.6(d) shall apply also with respect to such Essential Consents.

2.2          Assumption of Liabilities.

(a)        Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall assume and agrees to pay, and perform and discharge when due, the liabilities and/or obligations of the Seller as follows (and for the avoidance of doubt, not including any Excluded Liabilities but including all Liabilities taken into account in the calculation of the Purchase Price) (collectively, the “Assumed Liabilities”):

(i)          any and all Liabilities arising from the obligations of the Seller under the Assumed Contracts;

(ii)         any and all Liabilities relating to the Acquired IP, except to the extent arising out of a third party claim filed by such third party against Seller or the Buyer (or its assignees) in respect of the pre-Closing period;

(iii)        any and all Liabilities relating to Tangible Personal Property, except to the extent arising out of a third party claim filed by such third party against Seller in respect of the pre-Closing period;

(iv)       any and all Liabilities relating to the Yehud Real Property and the Real  Property Leases transferred pursuant to Section 2.1(a)(vii), except to the extent arising out of a third party claim filed by such third party against Seller or the Buyer (or its assignees) in respect of the pre-Closing period;

(v)         Accounts Payable to the extent reflected in Closing Net Working Capital as trade payables or accounts payable;

(vi)        Other Payables to the extent reflected in Closing Net Working Capital as Other Payables;

(vii)       accrued expenses and customer advances to the extent reflected in Closing Net Working Capital;

(viii       any and all Liabilities related to Permits transferred pursuant to Section 2.12.1(a)(viii), except to the extent arising out of a third party claim filed by such third party against Seller or Buyer (or its assignees) in respect of the pre-Closing period;

(ix)        any Indebtedness to the extent transferred to Buyer hereunder and reflected in Closing Indebtedness; and

(x)          any Liabilities in respect of Transferred Employees, to the extent arising post Closing.

(b)       Excluded Liabilities. Other than the Assumed Liabilities, Buyer does not hereby and will not assume or become liable for and shall not be obligated to pay or satisfy any Liability whatsoever in connection with the Business or otherwise of the Seller, regardless of when or by whom asserted (collectively, the “Excluded Liabilities”). The Excluded Liabilities shall remain the responsibility and obligation of the Seller after Closing. Without limiting the foregoing and for the avoidance of doubt, the Assumed Liabilities shall in no event include, and the Excluded Liabilities shall include, the following:

(i)          Seller’s Liabilities under this Agreement;

(ii)         Transaction Expenses;

(iii)        any Excluded Tax Liability;

(iv)        any Liability in respect of the Seller Transferred Employees incurred or arising prior to Closing; and

(v)          any Liability in respect of the claims asserted by Njaka Njega (East Africa) Limited prior to Closing.

2.3          Transfer, Conveyance and Assignment.

(a)       The sale, conveyance, transfer, assignment and delivery to the Buyer of the Purchased Assets as herein provided, shall be effected at the Closing by such instruments of transfer and conveyance as may be necessary to vest in the Buyer the respective rights, title and interests in and to the Purchased Assets.

(a)       At the Closing, the Seller and the Buyer shall execute and deliver the following documents to assure the sale and transfer of the Purchased Assets to the Buyer and the assumption by the Buyer of the Assumed Liabilities: an assignment and bill of sale in favour of the Buyer in the form attached hereto as Exhibit B (“Assignment and Bill of Sale”), the Trademark Assignment Agreements/Deeds in favor of the Buyer in the form attached hereto as Exhibit C (“Trademark Assignment Agreement/Deed”), the Patent Assignment Agreements/Deeds in the form attached hereto as Exhibit D (the “Patent Assignment Agreement/Deed”), the IP Assignment Deeds in the form attached hereto as Exhibit E (the “IP Assignment Agreement/Deed”) and a deed of assumption of the Assumed Liabilities in favour of the Seller in the form attached hereto as Exhibit F (“Assumption of Liabilities Deed”) and any and all additional Closing deliverables set forth in Section 4.3 below.

ARTICLE III
PURCHASE PRICE; CLOSING PAYMENT

3.1          Consideration; Purchase Price. The aggregate consideration to be paid by Buyer to Seller for the Purchased Assets and all covenants and undertakings of the Seller hereunder shall be the assumption of the Assumed Liabilities plus the payment of the Purchase Price plus VAT in accordance with the provisions herein (which, for the avoidance of doubt, also reflects the consideration for the Yehud Real Property as set forth in the Real Property Purchase Agreement), subject to the provisions of this Article III.

3.2          Payments at Closing. At the Closing, the Buyer shall pay to the Seller the lesser of (a) the Base Amount; and (b) the Estimated Purchase Price (reflecting any undisputed adjustments pursuant  to Section 3.3(c) below) (the “Paid Purchase Price”), in each case plus VAT in accordance with the provisions herein and less the escrow fund in the amount set forth in the Real Property Purchase Agreement (the “Closing Payment”), which shall be transferred to the escrow agent under the Real Property Purchase Agreement  pursuant to the provisions thereof. The escrow fund shall be held and released as set forth in the Real Property Purchase Agreement.

3.3       Closing Statements and Adjustments.

(a)       Delivery of Estimated Statement.  For purposes of calculating the Closing Payment, not more than seven (7) Business Days and not less than three (3) Business Days prior to the Closing Date, the Seller shall prepare and deliver to the Buyer a statement, setting forth in reasonable detail its good faith estimates of the (i) Closing Balance Sheet; (ii) Closing Indebtedness (the “Estimated Indebtedness”), (iii) Closing Cash (the “Estimated Cash”), (iv) Closing Net Working Capital, (v) Stamp Duty and (vi) the corresponding calculations of the Estimated Closing Net Working Capital Adjustment, Estimated Purchase Price and Closing Payment.  Such statement shall be certified by the Chief Financial Officer of the Seller to have been prepared in good faith and in accordance with the Accounting Principles (the “Estimated Statement”).

(b)       Estimated Closing Net Working Capital Adjustment.  The estimated closing net working capital adjustment (the “Estimated Closing Net Working Capital Adjustment”) shall be an amount equal to the Closing Net Working Capital minus the Target Net Working Capital, as set forth in the Estimated Statement. For the avoidance of doubt, the Estimated Closing Net Working Capital Adjustment may be a positive or negative number.

(c)       The Buyer and its representatives will be given access during the Seller’s normal business hours (and such other times as the Parties may agree) to those books and records of the Seller relating to the preparation of the Estimated Statement, and the Seller shall consider in good faith any revisions to the calculations set forth in the Estimated Statement proposed by Buyer. The Seller will cooperate with Buyer prior to the Closing to resolve any disputes with respect to the Estimated Statement and any resolutions to any such disputes shall be reflected in an amended Estimated Statement to be delivered to Buyer prior to the Closing; provided, however, that if the Buyer and the Seller cannot resolve any such dispute, the Estimated Statement and the calculations provided for therein, shall be binding for purposes of determining the Closing Payment.

(d)       Delivery of Closing Statement.  Within ninety (90) days after the Closing Date, the Buyer may prepare and deliver to the Seller a statement (the “Closing Statement”) setting forth the Buyer’s calculation of (i) the Closing Balance Sheet, (ii) Closing Indebtedness; (iii) Closing Cash; (iv) the Closing Net Working Capital, (v) Stamp Duty and (vi) the corresponding calculations and supporting documentation of the Closing Net Working Capital, Closing Indebtedness, Closing Cash, the Closing Net Working Capital Adjustment and the Purchase Price. Such statement shall be certified by the Chief Financial Officer of Buyer to have been prepared in good faith and in accordance with the Accounting Principles. Should the Buyer not deliver to the Seller the Closing Statement within ninety (90) days after the Closing Date, the Seller’s Estimated Statement and the calculations specified therein, shall become final and binding upon the parties hereto, and shall be deemed to be the final Closing Statement for purposes of this Agreement.

(e)       Closing Net Working Capital Adjustment.  The closing net working capital adjustment (the “Closing Net Working Capital Adjustment”) shall be an amount equal to the Closing Net Working Capital minus the Target Net Working Capital, as set forth in the Closing Statement (as finally determined pursuant to Sections 3.3(g) and 3.3(h)). For the avoidance of doubt, the Closing Net Working Capital Adjustment can be a positive or negative number.

(f)       (i) If the Purchase Price set forth in the Closing Statement is less than the Paid Purchase Price (a “Purchase Price Shortfall”), the Seller shall pay to Buyer an amount equal to the Purchase Price Shortfall; and (ii) if the Purchase Price set forth in the Closing Statement is higher than the Paid Purchase Price (a “Purchase Price Excess”), the Buyer shall pay to the Seller an amount equal to the Purchase Price Excess, in each case, subject to the provisions of Sections 3.3(g), 3.3(h) and3.3(i) below.

(g)       Notice of Objection.  The Closing Statement, the calculation of the Closing Net Working Capital, Closing Indebtedness, Closing Cash, the Closing Net Working Capital Adjustment, Stamp Duty and the Purchase Price set forth therein, shall become final and binding upon the parties hereto unless, within thirty (30) days following delivery thereof to the Seller, the Seller notifies the Buyer in writing of its objection thereto. Any such notice of objection shall specify in reasonable detail the reasons for any objections. If the Seller so notifies the Buyer of such objection, the Seller and the Buyer shall negotiate in good faith to resolve any disputes related to the preparation of the Closing Balance Sheet or the calculation of the Closing Net Working Capital, Closing Indebtedness, Closing Cash, Stamp Duty, the Closing Net Working Capital Adjustment and the Purchase Price, as the case may be; provided that the Buyer or the Seller, as the case may be, shall pay any undisputed portion of the Purchase Price Shortfall or the Purchase Price Excess, as the case may be, as set forth in Section 3.3(i) below.

(h)       Dispute Resolution Procedure.  If within thirty (30) days following the receipt by the Buyer of any such notice of objection (the “Resolution Period”), any of such disputes have not been resolved by the parties, the parties shall submit the dispute to BDO (the “Independent Accounting Firm”). The Independent Accounting Firm will conduct its own review of the Closing Balance Sheet and the calculation of the Closing Net Working Capital, Closing Indebtedness, Closing Cash, the Closing Net Working Capital Adjustment, Stamp Duty and the Purchase Price to determine only whether those items still in dispute at the end of the Resolution Period have been calculated in accordance with the terms of this Agreement and the Accounting Principles; provided, that the Independent Accounting Firm’s determination for each line item may not be greater than the highest amount proposed by Buyer and the Seller nor less than the lowest amount proposed by Buyer and the Seller. The Independent Accounting Firm will be granted reasonable access to all records of the Seller and the Acquired Subsidiaries relevant to the calculations in dispute, and the parties will follow such procedures and make such submissions to the Independent Accounting Firm as it may reasonably request in conducting its review and making its determination. The Independent Accounting Firm’s determination shall be made within thirty (30) days after its engagement, and shall be set forth in a written statement delivered to the Seller and the Buyer and shall be final, conclusive, non‑appealable and binding on all of the parties hereto for all purposes hereunder. The fees and expenses of the Independent Accounting Firm in resolving any disputes hereunder shall be borne based on the inverse of the percentage that the Independent Accounting Firm’s determination (before such allocation) bears to the total amount in dispute as originally submitted to the Independent Accounting Firm. For example, if the items in dispute total $1,000 and the Independent Accounting Firm awards $600 in favor of Seller’s position, then 60% of the fees and expenses of the Independent Accounting Firm would be borne by Buyer and 40% of such fees and expenses would be borne by the Seller. It is further agreed that if any unresolved dispute is in connection with one or more of the projects set forth in the Project Status Report, then the provider of the Project Status Report shall resolve any such dispute between the Parties solely in relation to the relevant project. The provisions relating to the Independent Accounting Firm herein shall apply mutatis mutandis to the provider of the Project Status Report.

(i)        Payment of Purchase Price Shortfall and Purchase Price Excess.  Except as otherwise provided herein, any payment of the Purchase Price Shortfall or the Purchase Price Excess, as the case may be, shall be due (x) within five (5) Business Days of acceptance of the Closing Statement or (y) if there are disputed amounts, then within five (5) Business Days of the resolution described in Section 3.3(h) above.

3.4          Subject to Section 3.5, the payments of the amounts set forth in this Article III when due, shall be made in US dollars, in immediately available funds by wire transfer to the Seller or the Buyer, as the case may be, to the bank accounts whose details are set forth on Schedule 3.4.

3.5          VAT. The Purchase Price is not inclusive of VAT, and to the extent that VAT payments are required, with respect to any portion thereof under applicable Law, such amount will be added to the applicable payments and paid by the Buyer to the Seller against provision of a valid VAT invoice by the Seller.

3.6          Allocation of Purchase Price. Seller shall allocate the Purchase Price and the Assumed Liabilities among the Purchased Assets acquired from Seller or from any Subsidiary thereof hereunder in accordance with Schedule 3.6, to be provided by Seller and appended to this Agreement prior to Closing (and with respect to the value of the Acquired Subsidiaries not less than fifteen (15) Business Days prior to Closing) (the “Allocation Statement”). If by no later than 30 Business Days following the Closing, Buyer notifies Seller in writing that Buyer objects to the allocation set forth in the Allocation Statement, Buyer and Seller shall use commercially reasonable efforts to resolve such dispute within twenty (20) Business Days following receipt of such objection notice by Seller. In the event that Buyer and Seller are unable to resolve such dispute within such twenty (20) Business Days, Buyer and Seller shall jointly retain the Independent Accounting Firm to resolve the disputed items. Upon resolution of the disputed items, the allocation reflected on the Allocation Statement shall be adjusted to reflect such resolution. The costs, fees and expenses of the Independent Accounting Firm accrued in connection with the review of the Allocation Statement shall be borne by (i) Seller, to the extent the Allocation Statement is adjusted following such review, or (ii) Buyer, to the extent the Allocation Statement is not adjusted following such review. Buyer and Seller shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with this Allocation Statement.  None of Seller, Buyer nor any of their Affiliates will take any position, whether on any Tax Return, in any audit or other administrative or judicial proceeding, which is inconsistent with such allocation unless expressly required pursuant to applicable Law.

3.7          Withholding Tax. Buyer shall be entitled to deduct and withhold from any portion of any payment payable pursuant to this Agreement to Seller such amounts as it reasonably determines are required to be deducted and withheld with respect to the making of such payment under any applicable Tax Law, and to remit such amounts to the applicable Governmental Authority. In the event the Seller delivers to Buyer, at least three (3) Business Days prior to the date of any payment required to be made pursuant to this Agreement, a Valid Tax Certificate, then the deduction and withholding of any Israeli Taxes, shall be made only in accordance with the provisions of such Valid Tax Certificate. To the extent that amounts are so withheld and remitted by the Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller. Following the receipt of Seller’s written request, the Buyer shall deliver to Seller evidence of payment in connection with the above.

ARTICLE IV
CLOSING

4.1          Closing.  Subject to the satisfaction or waiver of all applicable conditions to Closing set forth herein, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Fischer Behar Chen Well Orion & Co., 3 Daniel Frisch Street, Tel Aviv , Israel, at 10.00 a.m., Israel time, on the date that is five (5) Business Days following the satisfaction or waiver of each of the conditions set forth in Article IX (other than those conditions that are to be satisfied at the Closing), or on such other date or at such other time and place as the Buyer and the Seller may agree in writing (the “Closing Date”).

4.2          All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken and no documents executed until all have been taken, executed and delivered.

4.3          Deliveries of the Seller at Closing.  At the Closing, the Seller shall deliver or cause to be delivered to the Buyer:

(a)        the following documents, duly executed by Seller:

(i)          the Assignment and Bill of Sale;

(ii)         the Trademark Assignment Agreements/Deeds;

(iii)        the Patent Assignment Agreement/Deeds;

(iv)        the IP Assignment Agreements/Deeds;

(v)          the Assumption of Liabilities Deed; and

(vi)        the Transition Services Agreement, attached hereto as Exhibit G.

(b)          with respect to each of the Acquired Subsidiaries (A) the deliverables set forth in Exhibit H with respect to transfer of the Subsidiary Shares and Buyer’s ownership of such shares upon consummation of the Closing; and (B) resignation notices of the directors appointed by the Seller to the respective boards of directors of the Acquired Subsidiaries, in the form attached hereto as Exhibit I and such other documents as may be required to effect resignation of such directors in the applicable jurisdiction;

(c)        the Real Property Purchase Agreement duly executed by Seller, and the deliverables by Seller to be delivered on or prior to Closing as set forth in the Real Property Purchase Agreement;

(d)        a certificate executed by a duly authorized officer of the Seller, confirming that the conditions precedent set forth in Sections 9.2(a), 9.2(b) and 9.2(c) have been met, in the form attached hereto as Exhibit J;

(e)        (i) all Essential Consents and (ii) all other Required Consents obtained prior to Closing;

(f)        a copy of the IIA Approval;

(g)        a confirmation duly executed by the Seller’s corporate secretary, attesting that the Seller has duly adopted all required corporate approvals to authorize the consummation of the transactions contemplated by this Agreement; and

(h)        the written release of all Liens (other than Permitted Liens) relating to the Purchased Assets, executed by the holder of or parties to each such Lien, in form and substance reasonably satisfactory to Buyer and its counsel.

4.4          Deliveries of Buyer at Closing.  At the Closing, Buyer shall:

(a)        deliver or cause to be delivered to the Seller the documents set forth in Sections 4.3(a), 4.3(b)(A) and 4.3(c), duly executed by Buyer;

(b)        make the payments set forth in Section 3.2 above;

(c)        deliver to the Seller a certificate duly executed by a duly authorized officer of the Buyer, confirming that the conditions precedent set forth in Section 9.3(a) and Section 9.3(b) have been met, in the form attached hereto as Exhibit K; and

(d)        a confirmation duly executed by the Buyer’s corporate secretary, attesting that the Buyer has duly adopted all required corporate approvals to authorize the consummation of the transactions contemplated by this Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby makes the following representations and warranties to Buyer on the date hereof, subject to the disclosures and exceptions set forth in the disclosure schedules provided by Seller to Buyer concurrently with the execution of this Agreement and attached hereto as Schedule 5 (the “Disclosure Schedules”):

               5.1          Corporate Organization. The Seller is duly organized and validly existing under the laws of the State of Israel. The Seller has all requisite corporate power and authority to own, lease and use its assets and properties and to conduct the Business as currently conducted.

5.2          Authority; Enforceability; Non-Contravention.

(a)           The Seller has full corporate power and authority to enter into this Agreement and the other Transaction Documents it is a party to, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly and validly approved by all necessary corporate action of the Seller and, to the extent applicable, the Acquired Subsidiaries, and no other corporate action on the part of the Seller or any applicable Acquired Subsidiary is necessary to approve this Agreement or to consummate the transactions contemplated hereby.

(b)           This Agreement and the other Transaction Documents it is a party to have been duly executed by the Seller and constitute a legal, valid and binding obligation of the Seller, each enforceable against the Seller in accordance with its respective terms, except to the extent that enforceability hereof or thereof may be limited by bankruptcy, insolvency and other similar laws affecting the rights and remedies of creditors generally.

(c)         The Seller is not insolvent or unable to pay its debts as they fall due. There is no outstanding Order or corporate resolution passed, for the winding up of the Seller and there are no outstanding cases or proceedings under any applicable insolvency, reorganization, or similar laws in any jurisdiction concerning the Seller and, to the Seller’s Knowledge, no events have occurred which, under applicable law, would justify any such cases or proceedings.

(d)          No receiver (including an administrative receiver) liquidator, trustee, administrator, custodian or similar official has been appointed in any jurisdiction in respect of the Seller or any part of the Business and no step has been taken for or with a view to the appointment of such a person.

(e)          The execution, delivery and performance by the Seller of this Agreement and the Transaction Documents, and the consummation of the transactions contemplated hereby, including the transfer of the Purchased Assets to the Buyer, do not: (A) result in a violation or a breach of any provision of the Charter Documents of the Seller or any of the Acquired Subsidiaries; (B) result in a violation or breach on the part of the Seller or any Acquired Subsidiary of any provision of any Law (including any Law applicable to the Seller in respect of the Business or applicable to such Acquired Subsidiary); (C) (i) conflict with or violate any of the terms or requirements of any Grant or Permit that is held by the Seller in respect of the Business or that is held by the Acquired Subsidiaries, or (ii) give a Governmental Authority the right to revoke, terminate, modify or exercise any right or remedy, or require any refund with respect to, any Grant or Permit that is held by the Seller in respect of the Business or that is held by the Acquired Subsidiaries; (D) (i) require the Seller or the Acquired Subsidiaries to obtain the consent of, or to provide notice to, any Person under the Assumed Contracts or any Material Contracts (the “Required Consents”), (ii) conflict with, result in a violation or breach of or the creation of any Lien, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or result in the acceleration or create in any party the right to accelerate, terminate, modify or cancel, any Assumed Contract or Material Contract, all except as set forth in Section 5.2(e) of the Disclosure Schedules, and except, with respect to the foregoing clauses (B) and (C), for any such items that would not have and could not reasonably be expected to have a Material Adverse Effect. No consent, approval, filing with or notice to, any Governmental Authority is required by or on the part of the Seller or any of the Acquired Subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the transfer of the Purchased Assets to Buyer, except for such consents, approvals, filings and notices as are set forth in Section 5.2(e) of the Disclosure Schedules (the “Required Permits”).

5.3          Acquired Subsidiaries.

(a)          Each of the Acquired Subsidiaries (i) is duly organized, validly existing and in good standing under the laws of its incorporation; (ii) has all requisite corporate power and authority to own, lease and use its assets and properties and to conduct its business as currently conducted by it; (iii) is duly qualified to do business in all jurisdictions where such qualification is required by local Law in respect of the activities conducted by such Acquired Subsidiary, except as would not have a Material Adverse Effect. Patrakia has no activity and no material Liabilities and the only asset held by Patrakia are the shares of Magal Spain. EyeTech Ltd. is a wholly owned subsidiary of ESC Baz Ltd. and has no activity and no material Liabilities.

(b)         None of the Acquired Subsidiaries is insolvent. There is no outstanding Order, or corporate resolution passed, for the winding up of any of the Acquired Subsidiaries and there are no outstanding cases or proceedings under any applicable insolvency, reorganization, or similar laws in any jurisdiction concerning any of the Acquired Subsidiaries and, to Seller’s Knowledge, no events have occurred which, under applicable law, would justify any such cases or proceedings.

(c)           Section 5.3(c) of the Disclosure Schedules sets forth the directors and officers of each of the Acquired Subsidiaries.

(d)          The authorized share capital and the issued and outstanding share capital of the Acquired Subsidiaries, on a fully diluted basis, is as set forth in Section 5.3(d) of the Disclosure Schedules. Except as set forth in Section 5.3(d) of the Disclosure Schedules, the Subsidiary Shares constitute the only issued and outstanding share capital of the Acquired Subsidiaries, on a fully diluted basis, and there are no other shares, options, warrants or other rights of any Person with respect to the share capital of the Acquired Subsidiaries, or any obligations of any Acquired Subsidiary with respect to the issuance of share capital of any of the Acquired Subsidiaries to any Person. All of the Subsidiary Shares were duly authorized and validly issued and are fully paid and non-assessable without restriction on the right of transfer thereof and all of the Subsidiary Shares are free and clear of any Liens. Except as set forth in Section 5.3(d) of the Disclosure Schedules, there are no shareholder agreements in place with respect to the Acquired Subsidiaries. Other than as set forth in Section 5.3(d) of the Disclosure Schedules, none of the Acquired Subsidiaries holds any equity interest in any other Person.

5.4          Reports and Financial Statements.

(a)           Set forth in Section 5.4(a) of the Disclosure Schedules are (i) the unaudited pro forma balance sheet of the Business (on a consolidated basis) as of December 31, 2019 and the related pro forma unaudited statement of income, for the period then ended, derived from the audited financial statements of the Seller (on a consolidated basis) for the fiscal year ended December 31, 2019 (the “Seller’s Audited Financial Statements”), prepared in accordance with the Accounting Principles (and pursuant to the business segment information set forth thereunder in respect of the Business) (the “Seller’s Pro Forma Financial Statements”), (ii) the audited financial statements of each of the Acquired Subsidiaries as of December 31, 2019 (to the extent required for Seller’s audited consolidated financial statements), together with notes and schedules thereto (together with the Seller’s Audited Financial Statements, the “Audited Financial Statements”), (iii) the unaudited pro forma balance sheet and statement of income of the Business (on a consolidated basis) as of September 30, 2020, derived from the financial statements of the Seller for the period then ended, prepared in accordance with the Accounting Principles, and (iv) the financial statements of each of the Acquired Subsidiaries for the period ended September 30, 2020 (the financial statements described in clauses (iii) and (iv) being the “Interim Financials” and together with the Seller’s Pro Forma Financial Statements, the “Financial Statements”).

(b)          The Financial Statements were derived from the books and records of the Seller and the Acquired Subsidiaries and (i) present fairly, in all material respects, the financial position and results of operations of the Business and each Acquired Subsidiary, as applicable, at the dates and for the periods indicated, and (iii) have been prepared in accordance with the Accounting Principles, subject, in the case of the Interim Financials, to normal year-end adjustments; provided, that the foregoing representations and warranties are qualified by the fact that the Business has not operated as a separate standalone entity and therefore the Financial Statements do not necessarily represent the financial, operating or other results of the Business had the Business been operated as a standalone entity. The Financial Statements do not reflect any material assets or material Liabilities not related to the Business.

(c)          All Accounts Receivable which are included in the Financial Statements have arisen from bona fide transactions in the ordinary course of the business of the Business consistent with past practice. From December 31, 2019, the Seller and the Acquired Subsidiaries, as applicable, have continued their method of collection of Accounts Receivable in accordance with past practice and have not accelerated or otherwise changed in any material respect their collection of Accounts Receivables in a manner which deviates from past practice in the ordinary course of business.

(d)           Since January 1, 2018, neither the Seller nor any of the Acquired Subsidiaries has, and to the Seller’s Knowledge, no director, officer, auditor or accountant of the Seller or any of the Acquired Subsidiaries has received or otherwise had or obtained knowledge of any material written complaint, allegation, assertion or claim from a Governmental Authority that the Seller or any of the Acquired Subsidiaries has engaged in questionable accounting or auditing practices.

5.5          No Undisclosed Liabilities.  Except as set forth in Section 5.5 of the Disclosure Schedules, the Business does not have any Liability that is not reflected or reserved against in the Financial Statements, other than (a) Liabilities incurred since December 31, 2019 in the ordinary course of business consistent with past practice; (b) Liabilities arising under this Agreement; and (iii) the Excluded Liabilities.

5.6          Absence of Certain Changes.

Since December 31, 2019 through the date of this Agreement, (i) the Seller and each Acquired Subsidiary has conducted the Business, in all material respects, in the ordinary course of business, except as contemplated by this Agreement or the transactions contemplated hereby and (ii) there has been no event, change, effect or occurrence that has had or, to the Seller’s Knowledge, would reasonably be expected to have, a Material Adverse Effect.

5.7          Taxes.  Except as set forth in Section 5.7 of the Disclosure Schedules:

(a)          The Seller and, as applicable, each Acquired Subsidiary, (i) has filed, or caused to be filed, on a timely basis (taking into account any extension of time within which to file), all material Tax Returns required to be filed that relate to the Business, and such Tax Returns are true, correct and complete in all material respects; and (ii) has timely paid all material Taxes required to be paid by them in respect of the Business.

(b)          Each of the Seller and each of the Acquired Subsidiaries, as the case may be, has timely withheld and remitted to the applicable Governmental Authority all Taxes required to have been withheld and remitted in connection with any amounts paid or owing in respect of the Business to any employee, independent contractor, creditor, shareholder or other third party.

(c)          There are no Liens for Taxes on the Purchased Assets other than Permitted Liens and no such Liens are anticipated.

(d)          None of the Purchased Assets or Assumed Liabilities is a Tax indemnity, Tax sharing or Tax allocation agreement or similar Contract or arrangement.

(e)          None of the Acquired Subsidiaries (i) is and never has been a member of an affiliated, consolidated, unitary or similar group of companies and (ii) has liability for the Taxes of any Person, as a transferee or successor, by contract or otherwise.

(f)          None of the Purchased Assets has been or could be treated as a partnership for Tax purposes.

(g)          No claim has been made in the last three years by a Tax authority in a jurisdiction where the Seller or each of the Acquired Subsidiaries, does not file Tax Returns that the Seller or any of the Acquired Subsidiaries is subject to taxation by that jurisdiction. None of the Acquired Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or other taxable presence in any country other than the country of its formation or incorporation.

(h)          No Tax audits, examinations or administrative or judicial Tax proceedings are to the Seller’s Knowledge, currently being conducted with respect to any of the Acquired Subsidiaries.

(i)          Neither the Seller nor any of the Acquired Subsidiaries has received from any Tax authority in the last three years any (i) notice indicating an intent to open an audit or other review; or (ii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Tax authority in respect of the Acquired Subsidiaries.

(j)           None of the Acquired Subsidiaries has waived any statutes of limitation in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which is still in force.

(k)         None of the Acquired Subsidiaries has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Ordinance and the regulations promulgated thereunder. None of the Acquired Subsidiaries is subject to any reporting obligations under Sections 131D or 131E of the Ordinance or any similar provision under any other local or foreign Tax Law, and including with respect to VAT.

(l)          Each of the Acquired Subsidiaries is in compliance in all material respects with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology.

(m)         None of the Acquired Subsidiaries has received a Tax ruling or a similar arrangement from, or entered into any agreement or arrangement with, any Tax authority that is or will be binding upon or otherwise affect any of the Acquired Subsidiaries.

(n)          None of the Israeli Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance.

(o)          None of the Israeli Subsidiaries is or and has ever been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(p)          Each of the Israeli Subsidiaries is duly registered for purposes of VAT, as defined in the relevant Laws concerning VAT in Israel. The Acquired Subsidiaries complied in material respects with all Laws concerning VAT.

5.8          Tangible Personal and Real Property.

(a)         The Seller has good and marketable title to all of the Tangible Personal Property, free and clear of all Liens (other than Permitted Liens), and there exists no restriction on the use or transfer of the Tangible Personal Property. None of the Tangible Personal Property is the subject of any conditional sale, or credit sale agreement. All the Tangible Personal Properties are in the possession of or under the control of the Seller, or the Seller is entitled to take possession or control of such Tangible Personal Properties.

(b)           The Acquired Subsidiaries have good title to their respective tangible assets purported to be owned by them, free and clear of all Liens (other than Permitted Liens).

(c)          With respect to tangible assets that are leased by the Seller in respect of the Business or by the Acquired Subsidiaries, (i) each of the Seller and each of the Acquired Subsidiaries are in compliance in all material respects with such leases, (ii) such leases are valid and binding, and (iii) the Seller and each of the Acquired Subsidiaries hold a valid leasehold interest in such tangible assets, free and clear of any Liens (other than Permitted Liens).

(d)          All of the Tangible Personal Properties and all of the tangible assets of the Acquired Subsidiaries have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) in all material respects, and are suitable for the purposes for which they are presently used.

(e)           Other than as set forth in Section 5.8(e) of the Disclosure Schedules, neither the Seller nor any of the Acquired Subsidiaries owns any real property used in the operation of the Business (the “Owned Real Property”). Set forth in Section 5.8(e) of the Disclosure Schedules is a complete list of all of the real property leased or otherwise occupied by the Seller in respect of the Business or the Acquired Subsidiaries as tenant (collectively, together with the Owned Real Property, the “Real Property”), the lease agreement pursuant to which such Real Property is leased (the “Real Property Leases”), and the relevant address of such Real Property. Seller or the Acquired Subsidiary, as applicable, is the sole legal owner of the Owned Real Property, free and clear of any Liens (other than Permitted Liens). The Owned Real Property has been used in all material respects in accordance with applicable Law. Other than as set forth in Section 5.8(e) of the Disclosure Schedules, the Owned Real Property is not bound by, any management, construction, maintenance, service, supply or other contracts. The Seller’s representations and warranties with respect to the Yehud Real Property under the Real Property Purchase Agreement shall be deemed incorporated hereunder by reference as if fully set forth herein. The Seller and each applicable Acquired Subsidiary holds a valid leasehold interest in each Real Property Lease, and each Real Property Lease is enforceable against the Seller or the relevant Acquired Subsidiary, as the case may be, and the applicable lessor(s), in accordance with its terms. Neither the Seller nor the applicable Acquired Subsidiary, nor, to the Seller’s Knowledge, the applicable lessor, is in material default under any provision of a Real Property Lease to which it is a party or bound. Since January 1, 2018, neither the Seller nor any of the Acquired Subsidiaries has given or received notice in respect of default or breach under any of the Real Property Leases.

(f)            Neither the Seller’s nor any of the Acquired Subsidiaries’ current use of the Real Property materially violates any applicable Law.

(g)           Neither the Seller nor any of the Acquired Subsidiaries has leased, subleased or licensed, to any Person or entity, other than the Seller or an Acquired Subsidiary, their right to use or occupy any portion of the Real Property.

5.9          Necessary Property.

The Purchased Assets and the Assumed Contracts constitute all property (of any type, whether tangible or intangible) and rights used by the Seller in the conduct of the Business in all material respects as currently conducted, other than inventory and other tangible assets disposed of and replaced in the ordinary course of business.

5.10          Material Contracts; Assumed Contracts.

(a)        Section 5.10 of the Disclosure Schedules sets forth a complete and accurate list of the following Contracts to which any of the Acquired Subsidiaries is a party, (each, a “Material Contract”):

(i)           any Contract with any material supplier;

(ii)         any Contract with a customer (other than standard confidentiality and non-disclosure agreements except such that include non-compete, non-solicitation or exclusivity obligations), which (a) if the subject matter thereof is the performance of a project, provides for an aggregate consideration of at least US$500,000, or (b) if the subject matter thereof is provision of maintenance services, the annual maintenance fees receivable pursuant thereto, during the calendar year ended December 31, 2020, is at least US$200,000;

(iii)        any license of or grant of any right, with respect to any Intellectual Property to or from any Acquired Subsidiary, excluding any licenses for off-the-shelf software, employee invention assignment agreements and non-exclusive licenses entered into in the ordinary course of business;

(iv)         any Contract related to Indebtedness and any guarantees or other undertakings of an Acquired Subsidiary issued in respect of Indebtedness or any Liability of a third party;

(v)         any Contract which includes any non-solicitation, non-compete, exclusivity or most favored nation provisions restricting any of the Acquired Subsidiaries’ right to do business or compete in any area or field with any person or entity or which obligates the Seller or the Acquired Subsidiaries to use any products or services of the Seller or the Seller’s Affiliates;

(vi)        any Contract restricting the payment of dividends or any other distribution in respect of the shares or other equity interests of any of the Acquired Subsidiaries;

(vii)       any Contracts (x) with any shareholder (other than the Seller or any of its Subsidiaries) of the Acquired Subsidiaries or their respective affiliates or relatives, (y) with the directors or officers of the Acquired Subsidiaries (or their respective relatives), or (z) for the voting, issuance, transfer or disposition of securities by any Acquired Subsidiary or the election of any individual or entity to any Acquired Subsidiary’s board of directors or similar organs;

(viii)      any joint venture, partnership, strategic alliance, joint development or similar arrangement;

(ix)         the Real Property Leases;

(x)          any Contract that involves Indebtedness of an Acquired Subsidiary in excess of US$100,000; and

(xi)         any agreement which, the termination of or adverse change to, may reasonably be expected to have a Material Adverse Effect.

(b)       Each Material Contract and each Assumed Contract is a valid, binding and enforceable obligation of the relevant Acquired Subsidiary or the Seller, as the case may be, and, to the Seller’s Knowledge, the other parties thereto in accordance with its terms and conditions.  Except as set forth in Section 5.10(b) of the Disclosure Schedules, neither the Seller, nor the relevant Acquired Subsidiary, nor to the Seller’s Knowledge, any other party to any of the Assumed Contracts or the Material Contracts, is in breach, default under or in violation of such Contract, and, to the Seller’s Knowledge, except as set forth in Section 5.10(b) of the Disclosure Schedules, there are no disputes with regard to any such Contract.  To the Seller’s Knowledge, no event has occurred which, with the passage of time or the giving of notice, or both, would constitute a default under or a violation of any Assumed Contract or Material Contract, or would cause the acceleration or modification of any obligation of any party thereto.

(c)        Except as set forth in Section 5.10(c) of the Disclosure Schedules, none of the Assumed Contracts or Material Contracts is currently under re-negotiation and neither the Seller nor the Acquired Subsidiaries has received any termination notice, which is currently pending, with respect to any such Contract.

(d)        The Seller has delivered to Buyer complete copies of each written Assumed Contract and Material Contract including any amendments thereto (other than, with respect to the Material Contracts specified under clause (a)(ii)(a) above, any such amendments that were made in the ordinary course of business and that are not material to such Contract as a whole) and an accurate description of each oral Assumed Contract and Material Contract.

5.11          Intellectual Property.

(a)       Section 5.11(a) of the Disclosure Schedules includes a true and complete list of all (a) registered Acquired IP and (b) all registered Intellectual Property owned by the Acquired Subsidiaries (together with the Acquired IP and any unregistered Intellectual Property of the Acquired Subsidiaries, the “Owned IP”). Each item of registered Owned IP (including patents, patent applications, registered trademarks, service marks, domain names, trade names, corporate names, registered copyrights and applications for and registrations of such copyrights), is valid, subsisting, and in full force and effect (except with respect to applications) and all necessary registration, maintenance and renewal fees in connection with such registered Owned IP have been timely paid and all necessary documents and certificates have been timely filed.

(b)       Section 5.11(b) of the Disclosure Schedules contains a list of all Contracts pursuant to which (A) any Owned IP is licensed to any Person (any such agreement, an “Owned IP License”), and (B) any Intellectual Property of any other Person is licensed by the Seller in respect of the Business or by the Acquired Subsidiaries (in each case, other than off-the shelf software) (any such Contract, a “Third Party IP License”).

(c)        The Seller and the Acquired Subsidiaries, as applicable, have good, valid and legal title to, and are the sole and exclusive owner of all right, title and interest in and to, the Owned IP, free and clear of all Liens (other than the provisions of the Owned IP Licenses). None of the Owned IP was developed under any Contract with the Israeli Ministry of Defense.

(d)        The Owned IP together with the Third Party IP Licenses and off-the shelf software used in the Business include all rights in Intellectual Property used in or necessary for the operations or conduct of the Business as currently conducted.

(e)       To Seller’s Knowledge, neither the Seller nor the Acquired Subsidiaries have infringed, misappropriated or otherwise violated any Intellectual Property of any Person in the conduct of the Business. To Seller’s Knowledge, there has not been any unauthorized disclosure of any Intellectual Property by the Seller, the Acquired Subsidiaries or by any of their employees, consultants or officers. To Seller’s Knowledge, there is not and has not been any unauthorized use or disclosure, infringement, misappropriation or other violation of any Owned IP by any Person.

(f)       There has been no claim made, or to the Seller’s Knowledge, threatened, since January 1, 2018, by or against the Seller or any Acquired Subsidiary asserting the invalidity, infringement, misappropriation or other violation of any Intellectual Property, or challenging the Seller’s or the Acquired Subsidiaries’ ownership of the Owned IP.

(g)       Other than as set forth in Section 5.11(g) of the Disclosure Schedules, neither the Seller nor the Acquired Subsidiaries (i) are obligated to make any royalty or other payments in connection with the Owned IP or the Third Party IP Licenses with respect to the use thereof in the conduct of the Business as currently conducted, or (ii) are bound by any litigation settlement or Order which: (a) restricts their right to use Owned IP; (b) restricts the Business as currently conducted; or (c) permits any third party to use any Owned IP.

(h)       The Seller and each of the Acquired Subsidiaries has exercised reasonable care to protect the Seller’s and the Acquired Subsidiaries’ rights in confidential information and trade secrets which are part of the Purchased Assets and to protect the confidential information and trade secrets of others who have provided such confidential information and trade secrets in connection with the Business.

(i)         The Seller’s and the Acquired Subsidiaries’ employees, officers and independent consultants and agents that have created any Owned IP have irrevocably assigned unencumbered and unrestricted exclusive ownership of such Intellectual Property to the Seller or the Acquired Subsidiaries, as the case may be, and have waived all rights to royalties or other compensation or other non-assignable rights with respect thereto (including without limitation, where applicable, in connection with “service inventions” under section 134 of the Israeli Patent Law 1967 or any other similar provision under any law of any applicable jurisdiction). No such Person has retained any rights, licenses, claims or interest with respect thereto.

(j)         None of the Software owned by or developed by or for the Seller which is part of the Acquired IP: (i) is subject to any license or other contractual obligation that (A) requires the Seller or the applicable Acquired Subsidiary to divulge to any Person any source code or trade secret that is part of the Software, (B) permits the creation of any derivative work based on the Software or any part thereof, or (C) permits the distribution or redistribution of Software or any part thereof at no charge; or (ii) to Seller’s Knowledge, contains any time bomb, back door, drop dead device, is intentionally embedded with any other Software that would interfere with its normal operation, would allow circumvention of security controls, or is intended to cause damage to hardware, Software or data, or, to the Seller’s Knowledge, any virus, worm or Trojan horse (provided that Seller represents that it has conducted periodic checks in reasonable scope for a business of this type and on a regular basis to detect any of the foregoing).

(k)          All Software that is Acquired IP or that is Intellectual Property of the Acquired Subsidiaries that has been developed either by the Seller or by the Acquired Subsidiaries, as the case may be, (i) has been documented as reasonably necessary to enable competently skilled programmers and software engineers to understand, maintain and correct the software, and (ii) is stored in electronic form and hard copy form, with up-to-date versions.

(l)          To Seller’s Knowledge, neither the Seller nor any of the Acquired Subsidiaries has disclosed, delivered or licensed to any Person any source code that is Owned IP, other than to their employees or consultants bound by confidentiality and non-use undertakings, and, to Seller’s Knowledge, no Person other than such employees or consultants has accessed or obtained any source code that is Owned IP.

(m)          The Seller and the Acquired Subsidiaries maintain policies and procedures regarding data security and privacy that are reasonable and which are, in any event, in compliance with their obligations to their customers and under applicable Law. To Seller’s Knowledge, there has been no security breach or unauthorized use of any data used by the Business.

5.12          Grants, Incentives and Subsidies.

(a)          Other than as set forth in Section 5.12(a) of the Disclosure Schedules, no facilities, property, resources, funding, research or other grants, or incentives of any kind of any Institution (as defined below) (together, “Grants”) were received or used by the Seller, the Acquired Subsidiaries and to Seller’s Knowledge, any of their current or former employees, officers, consultants, subcontractors or service providers, in connection with the Business and/or the development of any Owned IP. Section 5.12(a) of the Disclosure Schedules includes a description of the current status of all Grants. “Institution” means (i) any Governmental Authority, (ii) any government-owned institution (including, without limitation, any government-funded hospital or medical center), (iii) the Israel Defense Forces (IDF), (iv) any educational, academic or military institution or research center, or (v) any Affiliate or commercialization or transfer arm of any of the foregoing.

(b)          The Seller and each of the Acquired Subsidiaries is in material compliance with the terms and conditions of the Grants and has fulfilled all the due and outstanding material undertakings and obligations relating thereto. To the Seller’s Knowledge, (a) no claim or challenge has been made by any Governmental Authority with respect to the Seller’s or the Acquired Subsidiaries’ entitlement to the Grants; and (b) subject to obtaining the IIA Approval, consummation of the transaction contemplated hereunder (in and of itself) will not adversely affect the continued qualification for the Grants or the terms thereof.

(c)          Other than as set forth in Section 5.12(a) of the Disclosure Schedules, no Institution has any ownership or other rights, title or interests (or valid claims to receive any rights, title or interests) of any kind in any Owned IP (including rights to receive royalties or other payments in respect thereto).

5.13          Litigation.  Except as set forth in Section 5.13 of the Disclosure Schedules, (a) there is no, and there has not been since January 1, 2018, any suit, claim, litigation, proceeding (administrative, judicial, or in arbitration, mediation or alternative dispute resolution), or, to the Seller’s Knowledge (without performing any inquiry), any Governmental Authority investigation or other action (any of the foregoing, “Action”) pending or, to the Seller’s Knowledge, threatened involving the Business, the Acquired Subsidiaries, any of the Purchased Assets or Assumed Liabilities; and (b) neither the Seller (solely in respect of the Business) nor any of the Acquired Subsidiaries is subject to any Order, other than Orders of general applicability. To the Seller’s Knowledge, none of the officers, directors or employees (in their capacity as such) of the Seller or the Acquired Subsidiaries are the subject of any pending Action in respect of the Business, the Acquired Assets or the Assumed Liabilities by any Governmental Authority and, to the Seller’s Knowledge, no such procedures are threatened. There is no Action or Order pending or, to the Seller’s Knowledge, threatened against the Seller or any of the Acquired Subsidiaries challenging, enjoining or preventing this Agreement or the consummation of the transactions contemplated hereby.

5.14          Compliance with Law; Permits.

(a)          The Seller and the Acquired Subsidiaries have conducted the Business in compliance with all applicable Laws in all material respects. Neither the Seller nor the Acquired Subsidiaries have received any notice in writing alleging any default, breach or violation of any Laws applicable to the Business.

(b)          Except as set forth in Section 5.14(b) of the Disclosure Schedules, the Seller and the Acquired Subsidiaries (i) hold, and at all times since January 1, 2018 have held, all material permits, licenses, approvals, registrations and authorizations from any Governmental Authority required for the conduct of the Business as currently conducted (collectively, “Permits”) and each such Permit is valid, in full force and effect, and listed in Section 5.14(b) of the Disclosure Schedules; (ii) have been in material compliance with all Permits held by them, and (iii) have not received any notice in writing asserting any violation, default or failure to comply with any Permit.

5.15           Anti-Bribery Laws; Export Control.

(a)          The Seller and each of the Acquired Subsidiaries, and, to the Seller’s Knowledge, every officer, employee and/or other agent or representative of the Seller or the Acquired Subsidiaries, in each case, solely in respect of the Business, has (in his/her capacity as such) (x) complied with, and is not in violation of, any Law relating to bribery, corruption, money laundering or trading in influence (“Anti-Bribery Laws”), and, without derogating from the generality of the foregoing, has not made, paid or received any unlawful bribes, kickbacks or other similar payments to or from any person or entity (including any customer, supplier and Governmental Authority) in a manner that would violate any provision of any applicable Anti-Bribery Laws, (y) not made or paid any contributions, directly or indirectly, to an Israeli or foreign political party or candidate in a manner that would violate any provision of any applicable Anti-Bribery Laws. Seller and the Acquired Subsidiaries implement internal accounting controls intended to detect any of the foregoing. Neither the Seller nor any of the Acquired Subsidiaries has received any oral or written notice that any violation of the foregoing is being or may be alleged.

(b)          Neither the Seller nor its Subsidiaries have conducted or initiated in respect of the Business any internal investigation, audit or inquiry, made a voluntary or other disclosure to a Governmental Authority, or has been in the past seven (7) years the subject of any Actions related to actual, alleged or suspected violations of applicable criminal law in respect of the Business, including Anti-Bribery Laws.

(c)          ESC Baz Ltd. has not engaged any sales agents with respect to the sale or marketing of its products.

(d)          The Seller and the Acquired Subsidiaries are and have been in compliance with applicable provisions of the export control, import, economic sanctions and antiboycott laws and regulations of  (i) Israel, including without limitation the Israeli Defense Export Control Law, 2007, the Israeli Order Governing the Control of Commodities and Services (Engagement in Encryption Items), 1974, the Israeli Order of Import and Export (Supervision of Export of Dual Use Goods, Services and Technologies), 2006, and the Israeli Trading with the Enemy Ordinance, 1939; and (ii) any other country with jurisdiction over the Business, as applicable (collectively, “Trade Control Laws”); in each case solely to the extent applicable to the Business and other than as does not and would not reasonably be expected to have a material effect on the Business or on the Buyer following Closing. Neither the Seller nor any Acquired Subsidiary has in the past seven (7) years made any disclosures (voluntary or otherwise) to any Governmental Authority with respect to any potential violation of Trade Control Laws, received any written notice of, been charged with, or fined or otherwise penalized for the violation of any Trade Control Laws, or to the Seller’s Knowledge, been the subject of or otherwise involved in any investigation or enforcement action by any Governmental Authority with respect to the violation of any Trade Control Laws, in each case, solely in connection with the Business. Neither the Seller nor any of the Acquired Subsidiaries nor, to Seller’s Knowledge, any director, officer, agent, employee, or person acting on behalf of any of them is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State or any other relevant sanctions authority and, to Seller’s Knowledge, during the past seven (7) years, neither the Seller (in respect of the Business) nor any of the Acquired Subsidiaries has knowingly engaged in a business relationship with any such person subject to such sanctions.

5.16          Insurance. Set forth in Section 5.16 of the Disclosure Schedules is a list of all insurance policies currently in force covering or relating to the Business and a detailed list of all claims filed by the Seller or the Acquired Subsidiaries with any insurance carrier since January 1, 2018 in respect of the Business. All premiums due to date under such insurance policies have been paid, and neither the Seller nor any of the Acquired Subsidiaries has received notice of default with respect to any of their obligations under any of such insurance policies.

5.17          Transactions with Related Parties.

(a)          No interested party (as such term is defined under the Israeli Companies Law – 1999) or officer of the Seller, or any shareholder (other than Seller), director,  officer of the Acquired Subsidiaries or, to the Seller’s Knowledge, any immediate family member of any such individual, or any entity in which any such individual or entity owns any beneficial interest, is a party to any Contract with the Seller in respect of the Business or with any of the Acquired Subsidiaries, or has any interest in any of the Purchased Assets, except as specifically disclosed in Section 5.17(a) of the Disclosure Schedules.

(b)          Section 5.17(b) of the Disclosure Schedules contains a complete and accurate list of all Intercompany Agreements.

5.18          Employment Matters.

(a)          Set forth in Section 5.18(a) of the Disclosure Schedules is a true and correct list of the Transferred Employees (the “Employee List”) containing a full and accurate description, as of the date hereof, of the names, positions, dates of commencement of employment, employer of record, location, salaries, global overtime compensation if applicable (including in respect to Israeli Transferred Employees whether or not subject to the Israeli Work and Rest Hours Law, 5711-1951), vacation pay balances, in respect to Israeli Transferred Employees recuperation pay (“havraa”) balances, sick pay balances, prior notice period, whether or not subject to Section 14 arrangement (with respect to Israeli Transferred employees) and entitlement to participation in any Employee Benefit Plan). The Seller has made available to the Buyer (i) a true, complete and up-to-date copy of the personal employment agreements of all senior employees that are Transferred Employees; and (ii) the template employment agreements with respect to all other Transferred Employees. The employment terms of all such other Transferred Employees are substantially in accordance with the templates provided to the Buyer. The employees of the Seller included in the Employee List are the only employees of Seller engaged directly in the Business (the “Seller Transferred Employees”).

(b)          A list of all the material consultants and service providers which are independent contractors of the Seller in respect of the Business and of the Acquired Subsidiaries (the “Consultants”) is contained in Section 5.18(b) of the Disclosure Schedules.

(c)          Other than as set forth on the Employee List, there are no other persons engaged by Seller in connection with the Business that may be deemed employees of the Business. All Consultants of the Business were rightfully classified as consultants and no   employer-employee relationship exists with any of the Consultants.

(d)          Reserved.

(e)          None of the senior Transferred Employees or material Consultants has given notice of termination of his employment or engagement, and to the Seller’s Knowledge, no senior Transferred Employee or material Consultant has any current intention of giving such notice. No offer of employment or engagement to a senior position has been made in respect of the Business that has not yet been accepted, or which has been accepted but where the employment or engagement has not yet started.

(f)          Seller has implemented required salary increases for Seller Transferred Employees under the existing collective bargaining agreement and has paid in full all outstanding payments on account thereof.

(g)          Except as set forth in Section 5.18(g) of the Disclosure Schedules, neither the Seller nor any of the Acquired Subsidiaries undertook or made any promise to any Transferred Employee or Consultant in relation to the improvement of employment or engagement terms with the Seller, including in respect of compensation increases, bonuses or the like, which in the aggregate are material. No Transferred Employee or Consultant is entitled to any payments, guaranteed bonus payments, incentive arrangements, commissions, grants or any other kind of remuneration or obligations to reimburse specific expenses, other than as specified in the employee`s/consultant`s agreement or as required under applicable Law.

(h)          The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of the Acquired Subsidiaries to severance pay, unemployment compensation, termination benefits, or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due to any Transferred Employee.

(i)          The Seller and each of the Acquired Subsidiaries (i) has fulfilled all of its obligations under Law or agreement to the Transferred Employees and Consultants in all material respects (including payment of all wages, salaries, commissions, bonuses and other compensation or benefits due); and (ii) complied in all material respects with all applicable Laws relating to employment, termination of employment, terms and conditions of employment (including Section 14 to the Israeli Severance Payment Law – 1963), wages (including the Israeli Wage Protection Law – 1958), pension entitlement, hours, employment work-place with respect to the Transferred Employees.

(j)          All amounts which the Seller and the Acquired Subsidiaries are legally or contractually required to deduct from the Transferred Employees’ salaries and/or transfer to such employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or otherwise have been duly deducted and so paid into the appropriate fund or funds (other than such payments, deductions or withholdings to be timely made in the ordinary course of business with respect to the latest salary of such Transferred Employees), and neither the Seller nor any Acquired Subsidiary has any material outstanding obligation to make any such transfer.

(k)          There are no disputes or proceedings pending or, to the Seller’s Knowledge, threatened between the Seller or any of the Acquired Subsidiaries and any of the Transferred Employees. There is no labor strike, or labor dispute, grievance or arbitration proceeding, relating to the Business, or charge of unfair labor practice relating to the Business, actually pending or, to the Seller’s Knowledge, threatened against the Business. The Seller has not, during the 12-month period prior to the date hereof, experienced any material work stoppage or other labor dispute relating to the Business.

(l)          Other than as set forth in Section 5.18(l) of the Disclosure Schedules other than expansion orders generally applicable to all employees in Israel or in the applicable jurisdiction of the Acquired Subsidiary or to Seller’s field of business, there are no collective bargaining agreements affecting the Business or applicable to any Transferred Employee. Other than expansion orders generally applicable to all employees in Israel, none of the Transferred Employees is subject to any “expansion Order” issued by the Israeli Ministry of Labor and Welfare. To the Seller’s Knowledge, there are no organizational efforts presently being made or threatened by or on behalf of any labor union with respect to the Transferred Employees which are not yet organized.

(m)          Section 5.18(m) of the Disclosure Schedules lists all Employee Benefit Plans covering any of the Transferred Employees. The Seller and each of the Acquired Subsidiaries has complied in all material respects with all Laws and Contracts applicable to the Employee Benefit Plans.

5.19          Business Relations; Warranty Claims.

(a)          Section 5.19(a) of the Disclosure Schedule sets forth a true, complete and correct list of the top ten (10) suppliers of the Business based on amounts paid to suppliers of the Business during the calendar years 2019 and 2020 (the “Material Suppliers”) and of the top ten (10)  customers of the Business based on revenues received by Seller in the calendar year 2019 and 2020 (the “Material Customers”).

(b)          No Material Customer or Material Supplier has issued a termination notice, or, to the Seller’s Knowledge, threatened to terminate its relationship with Seller as a result of the transactions contemplated hereby.

(c)          No third party has informed the Seller or any of the Acquired Subsidiaries in writing in the last 24 months that it claims that the Seller or such Acquired Subsidiary has any material liability for nonconformities of or defects in or replacement or repair of any such products and services or other damages in connection therewith, except for standard warranty claims.

5.20          Brokers, Finders. No finder, broker, agent, or other intermediary, acting on behalf of the Seller or the Acquired Subsidiaries is entitled to a commission, fee, or other compensation or obligation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

5.21          Disclosure.  No representation or warranty by Seller in this Agreement or any other Transaction Document that the Seller is a party to contains any untrue statement of material fact or omit a material fact necessary to make each statement contained herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby makes the following representations and warranties to the Seller, on the date hereof and as of the Closing Date:

                 6.1          Corporate Organization. The Buyer is duly organized and validly existing under the laws of the State of Israel.

6.2          Authority; Enforceability; Non-Contravention.

(a)          The Buyer has full power and authority to enter into this Agreement and the other Transaction Documents it is a party to, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents, the performance by Buyer of this Agreement and the Transaction Agreements and its obligations hereunder and thereunder and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly approved by all necessary corporate action of the Buyer and no other corporate action on the part of the Buyer is necessary to approve and perform this Agreement or to consummate the transactions contemplated hereby.

(b)          This Agreement and the other Transaction Documents it is a party to have been duly executed and delivered by the Buyer and constitute a legal, valid and binding obligation of the Buyer, each enforceable against the Buyer in accordance with its respective terms, except to the extent that enforceability hereof or thereof may be limited by bankruptcy, insolvency and other similar laws affecting the rights and remedies of creditors generally.

(c)          The execution, delivery and performance by the Buyer of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (A) result in a violation, conflict or a breach of any provision of the Charter Documents of the Buyer, (B) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, any Contract to which Buyer is a party or by which Buyer is bound or to which any of its assets are subject or (C) subject to receipt of the Permits set forth in Schedule 6.2(c) (“Buyer Permits”) result in a violation or breach on the part of the Buyer of any provision of any Law or Order applicable to the Buyer or any of its properties or assets. Other than as set forth in Schedule 6.2(c), no consent, approval, Permit or Order of, declaration or filing with, payment to, or notice to, any Governmental Authority is required by or on the part of the Buyer in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

6.3          Brokers, Finders.  No finder, broker, agent, or other intermediary, acting on behalf of Buyer, is entitled to a commission, fee, or other compensation or obligation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

6.4          Litigation.  There is no Action or Order pending or, to the knowledge of Buyer, threatened against Buyer challenging, enjoining or preventing this Agreement or the consummation of the transactions contemplated hereby.

6.5          Funds.  The Buyer has or will at Closing have available to it all available funds necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

6.6          Acknowledgment by Buyer. The representations and warranties of the Seller expressly and specifically set forth in Article V, constitute the sole and exclusive representations and warranties of Seller in connection with this Agreement and all ancillaries thereto and the transactions contemplated hereunder and thereunder, and Buyer understands, acknowledges and agrees that all other representations and warranties of any kind or nature expressed or implied are specifically disclaimed.

ARTICLE VII
RESTRICTIVE COVENANTS

In consideration of the Purchase Price and the consummation of the transactions contemplated hereby:

7.1          Non-Competition. The Seller shall not, and the Seller shall cause its Subsidiaries (other than the Acquired Subsidiaries) not to, during the Restrictive Period, compete, engage in, assist in or provide financial resources to any activity that competes with the Business, as now carried on; provided, however, that the foregoing covenant shall not prohibit or limit, or be interpreted as prohibiting or limiting, Seller or any of its Subsidiaries that are not Acquired Subsidiaries, from continuing to engage in the design, development, marketing and selling of products and product-based solutions (it being understood that neither the Seller nor any of the Subsidiaries which are not Acquired Subsidiaries shall engage in the execution of turn-key projects as prime contractor in respect thereof), or from making equity investments in companies traded on any national securities exchange that conduct a competitive Business, provided that any such equity investment is passive and such investment does not exceed five (5%) of the outstanding equity of such company. Without derogating from the foregoing, the Seller (on behalf of itself and its Subsidiaries) undertakes that, during the Restrictive Period, upon any direct sale to one of the customers listed in Schedule 7.1, it shall grant the Business the right to make such sale to the customer upon the same terms and conditions and, only if the Buyer does not exercise such right (which shall be exercisable by written notice within 10 days following the Seller’s notice), the Seller shall be permitted to make such direct sale.

7.2          Non-Disclosure. Following the Closing, the Seller shall, and the Seller shall cause each of its Subsidiaries that are not Acquired Subsidiaries, and its and their respective directors, officers and employees, and shall instruct their agents and representatives to, keep confidential and not disclose or use for its benefit or for the benefit of any other Person, any and all trade secrets, know how, or confidential matters concerning the Business, the Purchased Assets or the Assumed Liabilities, including unpublished financial information, secrets, customer lists, employee data, mailing lists, consultant arrangements, pricing policies, operational methods, marketing plans or strategies, project development and techniques or plans, research and development programs and plans, business acquisition plans, new personnel acquisition plans, designs and design projects, any Acquired IP and any other research or business information concerning the Business, the Purchased Assets or the Assumed Liabilities (the “Confidential Information”) and starting from the Closing, the foregoing shall constitute confidential information of Buyer and not of Seller. If the Seller is obligated to disclose any Confidential Information pursuant to applicable Law, then the Seller shall provide Buyer with prompt written notice before any such disclosure sufficient to enable Buyer, at Buyer’s sole cost and expense, either to seek a protective order or other appropriate remedy preventing or prohibiting such disclosure or to waive compliance with the provisions of this Section 7.2 or both. If the Buyer does not obtain such protective order or other remedy, then the Seller will furnish only that portion of such Confidential Information that is legally required, and will exercise reasonable efforts to obtain assurance that confidential treatment will be accorded to such disclosed information. Nothing herein shall prevent the Seller from using or disclosing information that is generally available to the public, unless such information became publicly available as a result of a breach of this undertaking by Seller or by any of its Subsidiaries that are not Acquired Subsidiaries.

7.3          Non-Solicitation. The Seller shall not, and the Seller shall cause each of its Subsidiaries that are not Acquired Subsidiaries not to,  during the Restrictive Period, (i) solicit or encourage to leave employment, any Transferred Employee, provided, that Seller and each of its Subsidiaries that are not Acquired Subsidiaries, shall not be precluded from soliciting and/or employing any such individual (a) whose employment has been terminated by Buyer or by any Affiliate thereof, (b) to whom Buyer or any affiliate thereof has not made an offer in accordance with and on the terms set forth in Section 8.7 or (c) who responds to a general solicitation not specifically targeted at employees of Buyer or any of its Affiliates (including a general and non-targeted solicitation by a search firm or recruiting agency); or (ii) induce or attempt to induce, or assist anyone else to induce or attempt to induce, any distributor, customer, contractor, broker, supplier vendor, licensor or service provider of the Business to reduce or discontinue its business with the Buyer.

7.4          Enforceability.

(a)          The Seller hereby acknowledges the broad territorial scope of the covenant contained in Section 7.1, but acknowledges and agrees that the restrictions are reasonable and enforceable in view of, among other things, (i) the narrow range of activities prohibited, (ii) the national and international markets in which the Business now, or in the future will, operate, (iii) the confidential, proprietary, know-how and trade secret information of the Business to which the Seller had and/or may have had access, (iv) the fact that a business which competes with the Business could greatly benefit if it were to obtain the Confidential Information, (v) the sale and/or transfer of the Acquired IP and Goodwill of the Seller pursuant to this Agreement, and (vi) the fact that the Seller would have an unfair competitive advantage if it was allowed to engage in the competitive activities prohibited by this Article VII in light of the Confidential Information and/or Goodwill that the Seller had as of the Closing Date. The Seller hereby acknowledges that the provisions and covenants in this Article VII are independent of the other provisions of this Agreement and shall be enforceable despite any actual or alleged breach of any other provision hereof.

(b)          In addition, the Seller acknowledges that the foregoing restrictions are reasonable and agrees that in the event of any breach thereof, the harm to Buyer will be irreparable and without adequate remedy at law and therefore that injunctive relief with respect thereto will be appropriate.  In the event that a court of competent jurisdiction determines, in an Action brought by or on behalf of Buyer or the Seller, that any of the foregoing provisions are unenforceable as stated, the Parties intend that such restrictions be modified to permit the maximum enforceable restriction on the Seller’s competition with the Business.

ARTICLE VIII
ADDITIONAL COVENANTS OF THE PARTIES

8.1          Conduct of the Business Prior to Closing.  The Seller hereby covenants and agrees that, from the date of this Agreement until the Closing, the Seller will, and will cause every Acquired Subsidiary to, unless otherwise expressly contemplated by this Agreement or consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned or delayed), carry on the Business only in the ordinary course of business and in compliance with Law, use reasonable commercial efforts to, and cause every Acquired Subsidiary to use reasonable commercial efforts to: (i) preserve intact the Purchased Assets and the Business, (ii) maintain its rights and franchises, (iii) retain the services of the Key Employees, and (iv) maintain its relationships with customers, suppliers and others having business dealings with the Seller in relation with the Business or with the Acquired Subsidiaries; provided, that no action by Seller or any of its Affiliates specifically permitted by any provision of Sections 8.1(a)-8.1(s) (inclusive) shall be deemed a breach of this paragraph. Without derogating from the foregoing, except as set forth in Section 8.1 of the Disclosure Schedules or as required by applicable Law or as otherwise contemplated by the terms of this Agreement, between the date hereof and the earlier of the Closing and the termination of this Agreement pursuant to its terms, the Seller shall not do any of the following solely in connection with the Business, the Purchased Assets or the Assumed Liabilities, and the Seller shall cause every Acquired Subsidiary not to, directly or indirectly, do any of the following, in each case without the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed):

(a)          enter into any Contract involving a commitment on the part of the Seller or of an Acquired Subsidiary to purchase, sell, lease or otherwise dispose of assets required for the operation of the Business, other than sales of inventory or purchase of supplies in the ordinary course and sales or dispositions of assets pursuant to a definitive agreement in effect as of the date hereof;

(b)          cause or permit any amendments to the Acquired Subsidiaries’ Charter Documents;

(c)          declare, set aside, or pay any dividend or any distribution (in cash or in kind) to any Person or entity with respect to any securities of the Acquired Subsidiaries;

(d)          except as required under any Employee Benefit Plan or applicable Law (including any existing collective bargaining agreements) increase the compensation or other remuneration payable to or for the benefit of or committed to be paid to or for the benefit of any Transferred Employee (other than increases to base salary in connection with promotions or position changes in the ordinary course of business that do not in the aggregate exceed 3% of the aggregate annual cost of all base salaries), or increase any benefits granted under any Employee Benefit Plan, or adopt any new employee benefit plan or program, or amend any (or enter into a new) collective bargaining agreement with respect to any of the Transferred Employees, or enter into any other binding understanding with the labor union or the workers’ committee;

(e)          merge with or into, consolidate with or acquire shares or material assets of another Person;

(f)          terminate or amend in any material respect any material Assumed Contract or Material Contract (other than any expiration of any such Assumed Contract or Material Contract in accordance with its term), or enter into any Contract that, if entered into following the date hereof, would be considered a Material Contract;

(g)          sell, lease or grant any option to sell or lease, give a security interest in or otherwise create any Lien (other than a Permitted Lien) on any of the Purchased Assets;

(h)          enter into new agreement in respect of, or modify in a manner that may adversely affect the Buyer or any Acquired Subsidiary, any Related Party Transaction;

(i)          sell, transfer or grant any license with respect to the Owned IP (other than in the ordinary course of business, consistent with past practice), or fail to make any filing, pay any fee or take any other action necessary to maintain the existence, validity and ownership by the Seller or the Acquired Subsidiary of any Owned IP;

(j)          settle any material Action in a manner that would have an adverse effect on the Purchased Assets or the Assumed Liabilities, or waive any material benefits related to the Business;

(k)          issue or sell any debt securities or warrants or other rights to acquire any debt securities of any Acquired Subsidiary or incur any debt in any Acquired Subsidiary;

(l)          create or issue or grant any option or other right to subscribe, purchase or redeem any of the securities of the Acquired Subsidiaries;

(m)          enter into any binding agreement or arrangement with any Tax authority with respect to the Business, which relates to any period or periods after the Closing; make or change a material election with respect to Taxes, accounting period or method of accounting; surrender any right to claim a Tax refund, offset or other reduction in Tax liability; enter into any settlement or compromise with respect to any Tax Liability (other than in the ordinary course of business if such settlement or compromise is not reasonably expected to adversely impact Buyer, or after the Closing, the Acquired  Companies); consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(n)          change in any material respect any method of accounting or accounting policies, other than as required by US GAAP;

(o)          deviate from the current policies and/or practices with respect to the collection of Accounts Receivable or payment of accounts payable in relation to the Business;

(p)          materially reduce the amount of any insurance coverage provided by existing insurance policies or terminate any such insurance coverage without replacement;

(q)          commence any legal proceeding other than (i) for the routine collection of bills, or (ii) in such cases where Seller in good faith determines that failure to commence such legal proceeding would result in the material impairment of a valuable aspect of the Business or the Purchased Assets, provided that Seller consults with Buyer prior to the filing of such proceeding, or (iii) for a breach of this Agreement;

(r)          enter into any Contract to do any of the foregoing;

(s)          authorize or permit any of the Seller’s or its Affiliates’ directors, officers, employees, agents or representatives, directly or indirectly, to (i) solicit, initiate, knowingly encourage or knowingly facilitate or furnish or disclose information in furtherance of, any inquiries or the making of any proposal with respect to the acquisition of any part of the Business (each, an “Acquisition Proposal”), (ii) engage in negotiations or discussions concerning an Acquisition Proposal, (iii) agree to recommend any Acquisition Proposal or (iv) enter into any agreement or understanding regarding an Acquisition Proposal.

8.2          Public Announcements; Confidentiality.

(a)          No Party shall issue any press release or make any public statement with respect to the transactions contemplated by this Agreement without the prior written consent of the other Party, except as may be required by any applicable Law, any Governmental Authority or the rules or regulations of any stock exchange; provided, however, that each Party shall give prior notice to the other Party of the content and timing of, and the opportunity to comment on, any such press release or other public statement required by applicable Law, any Governmental Authority or the rules or regulations of any stock exchange and provided that each Party shall consider in good faith all such comments provided by the other Party.

(b)          In addition to the terms, provisions and covenants of the Non Disclosure Agreement executed between the Parties on October 21, 2020 (the “Confidentiality Agreement”), subject to Section 8.2(a), the Parties shall keep this Agreement and the execution and terms hereof confidential; provided that each of the Parties may disclose such matters to its officers, directors, employees and advisors to such extent as may be required for the negotiation, execution, consummation and performance of this Agreement. The foregoing obligations of confidentiality in this Section 8.2(b) do not pertain to the disclosure of information which is available publicly, is required to be disclosed by any court or any Party discloses, upon advice of counsel, in order to comply with applicable Law.  The Parties recognize and agree that in the event of a breach by any of them of this Section 8.2(b), money damages may not be an adequate remedy to the injured party for such breach and accordingly, the injured Party shall be entitled to seek an injunction restraining the breaching Party from any breach.

(c)          Following the Closing, the confidentiality obligations of Buyer under the Confidentiality Agreement with respect to information relating to the Business, the Purchased Assets and the Assumed Liabilities shall terminate.

8.3          Access and Information          .

(a)          Prior to the Closing, the Seller shall, consistent with, and subject to, applicable Law, afford to Buyer and its officers, employees, accountants, consultants, legal counsel and other representatives reasonable access during normal business hours, subject to reasonable advance notice, to all of the Seller’s and the Acquired Subsidiaries’ respective properties, contracts, agreements, books, records and personnel as Buyer may reasonably request and solely as related to the Business to facilitate the completion of the transactions contemplated by this Agreement, provided, that (i) neither Seller nor any of its Affiliates shall be required to violate any obligation of confidentiality to which it or any of its Affiliates may be subject in discharging their obligations pursuant to this Section 8.3; (ii) other than any personnel files of Transferred Employees, Seller shall not make available any personnel files of Employees and any other current or former employees of Seller and its Affiliates who have provided services to the Business. The Seller shall, and shall cause the Acquired Subsidiaries and its and their respective employees, officers and other representatives to, reasonably cooperate with Buyer and its officers, employees, accountants, consultants, legal counsel and other representatives in the conduct of any such investigation or review of the Seller, the Acquired Subsidiaries, the Business, the Purchased Assets or the Assumed Liabilities. Buyer agrees that any investigation undertaken pursuant to the access granted under Section 8.3 shall be conducted in such a manner as not to unreasonably interfere with the operation of the Business, and, from the date hereof until the Closing, none of Buyer or any of its Affiliates or representatives shall communicate with any of the employees of the Business without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Affiliates shall be required to provide access to or disclose information pursuant to this Section 8.3 where, upon the advice of counsel, such access or disclosure would jeopardize attorney-client privilege or contravene any Laws or confidentiality undertakings to which Seller or any of its Affiliates may be subject.

(b)          After the Closing, Buyer shall, and shall cause its Affiliates (including the Acquired Subsidiaries) to, provide Seller (i) information related to the Business prior to Closing and (ii) reasonable access during normal business hours, subject to reasonable advance notice, to the Buyer’s and the Acquired Subsidiaries’ respective properties, contracts, agreements, books, records and personnel, in each case solely to the extent that such access is required by Seller for the preparation of financial statements, taxes, reporting obligations and compliance with applicable Laws. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, neither Buyer nor any of its Affiliates shall be required to provide access to or disclose information pursuant to this Section 8.3 where, upon the advice of counsel, such access or disclosure would jeopardize attorney-client privilege or contravene any Laws or confidentiality undertakings to which Buyer or any of its Affiliates may be subject.

8.5          Notices of Certain Events.  From the date of this Agreement through the Closing, the Seller shall promptly notify the Buyer of the following:

(a)          Any event, change, matter, fact or circumstance that can reasonably be expected to (i) result in a Material Adverse Effect; (ii) cause any of the conditions to Closing not to be satisfied prior to the Termination Date; or (iv) prevent the Closing; and

(b)          Any notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby (and not already included as a Required Consent or Required Permit hereunder).

The Seller hereby acknowledges that Buyer does not waive any right it may have hereunder solely as a result of such notifications (including any right to indemnification or termination of the Agreement as a result thereof).

8.6          Further Assurances.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, each Party agrees to use best commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including the execution of any documents that may be reasonably required in connection therewith (including following Closing). Without derogating from the foregoing, prior to and following the Closing the Seller shall cooperate with the Buyer as may be reasonably required and at Buyer’s sole cost and expenses (i) in order to transfer/assign Seller’s supplier registration number with the Israeli Ministry of Defense to the Buyer; and (ii) in connection with any Action related to the Business, including by providing documents or information in the possession of the Seller (except that Seller shall not be obligated to provide information where, upon the advice of counsel, such disclosure would jeopardize attorney-client privilege or contravene any Laws or confidentiality undertakings to which Seller or any of its Affiliates may be subject) and making Seller’s personnel reasonably available in connection with any Action related to the Business.

(b)          Without derogating from the foregoing, as soon as reasonably practicable following the execution of this Agreement, Buyer and Seller shall make, and Seller shall cause the Acquired Subsidiaries to make, all required filings and to use reasonable best efforts to take all required actions to receive (and shall cooperate with each other in obtaining) the Required Permits and Buyer Permits (which actions shall include furnishing all information required in connection with such Permits). Additionally, each of Buyer and Seller shall use their respective reasonable best efforts to fulfill all conditions precedent to this Agreement and shall not take, and shall not permit any of its respective Affiliates to take, any action after the date of this Agreement that would reasonably be expected to impair or materially delay the obtaining of, or result in not obtaining, any Required Permits and Buyer Permits, as the case may be. Each Party shall keep the other Party timely apprised of the status of the Required Permits and Buyer Permits, as the case may be, and promptly forward a copy of all material correspondence and communications with any Governmental Authority in respect of such Permits to the relevant Party.

(c)          As soon as reasonably practicable following the date hereof, the Seller shall, and shall cause the Acquired Subsidiaries to, as applicable, make reasonable commercial efforts to obtain the Required Consents provided that all correspondence with applicable counterparties for receipt of the Required Consents shall be coordinated in advance with the Buyer. The Seller shall make reasonable commercial efforts to facilitate the receipt of the Required Consents, including by arranging any meetings or other direct contact between the Buyer and the relevant counterparty, if requested by the Buyer.

(d)          If any Required Consent is not obtained prior to Closing, or if an attempted assignment of any Purchased Assets would be ineffective or would adversely affect the Seller’s ability to convey its interest to the Buyer (and if such Required Consent is an Essential Consent the Buyer has waived receipt of such Required Consent on or before the Closing pursuant to Section 9.2 below), then the agreement, lease, sublease, assignment, authorization, license or permit to which such Required Consent relates shall not be assigned, conveyed or transferred pursuant to this Agreement, without derogating from Buyer’s obligation to pay the Purchase Price. Following the Closing, Buyer and Seller shall continue to use reasonable commercial efforts to obtain such Required Consent or assign such Purchased Asset. If, despite the reasonable commercial efforts of Buyer and Seller, a Required Consent cannot be obtained or such assignment cannot be performed, Buyer and Seller shall take all action reasonably required (including the appointment of the Buyer as agent in fact for the Seller) to (i) assure that the rights of the Seller thereunder shall be preserved for the benefit of the Buyer (including, if requested by the Buyer or Seller, the execution of a back-to-back agreement between the Seller and the Buyer) and cause Buyer to assume and bear all Assumed Liabilities under such Required Consents, (ii) hold any such non-assigned Purchased Assets for the benefit of Buyer and cooperate with Buyer in order to provide the benefits of ownership thereof to the Buyer, and (iii) facilitate receipt of the consideration to be received after Closing thereunder, which consideration the Seller shall hold for the benefit of and in trust for the Buyer, and shall immediately deliver, transfer and assign to the Buyer, all without additional consideration. Notwithstanding anything herein to the contrary, Seller shall not be obligated under this Agreement or otherwise to pay any consent, approval or waiver “fee,” discount, rebate or any money or other consideration beyond administrative costs and its attorney’s fees to any Person, agree to any modification or amendment of or any concession to any counterparty to any Contract, or to initiate any claim or Action against any Person in order to obtain any Required Consent. Seller hereby acknowledges that this Section 8.6(d) (x) shall not cure any failure of the Seller to make reasonable commercial efforts to obtain any Required Consent, (y) shall not have any effect for purposes of determining Buyer’s right to indemnification hereunder (if any), and (z) shall not in any way limit the Buyer’s rights under this Agreement.

8.7          Transferred Employees.

(a)          Promptly following the date hereof, the Seller shall notify each Seller Transferred Employee and the applicable labor union of the sale of the Business to Buyer and the transfer of the employment of the Seller Transferred Employees to Buyer, by way of termination of employment with the Seller and rehire by Buyer, as of the Closing (or such later date with respect to any Seller Transferred Employees who are on leave from active work as of the Closing or whose prior notice period of termination to which they are entitled has not lapsed), through continuity of their seniority (“vetek”) and on employment terms at least as favorable to such Seller Transferred Employees as their employment terms with the Seller immediately prior to Closing. Seller shall, in full and prior coordination, with the Buyer and in connection with the transfer of employment to Buyer, complete the consultation process required by applicable Law with the representative labor union. Without derogating from the provisions of Section 8.1 above, the Seller will continuously and as promptly as practicable update the Buyer with respect to its discussions with such labor union. Upon prior coordination between Seller and Buyer, Buyer shall provide the Seller Transferred Employees appropriate offers of employment, consistent with the terms of this Section 8.7 (“Buyer’s Employment Offer”).

(b)          Upon Closing or if Seller deems practicable in its discretion, prior to Closing, the Seller shall terminate the employment or engagement of all of the Seller Transferred Employees, without any liability to the Buyer. The Seller shall be responsible to deliver termination letters to all such Seller Transferred Employees and to properly settle all accounts with them as of the termination of their respective employment upon expiration of the applicable notice period, and use commercially reasonable efforts to have them sign waiver and release letters in the form attached hereto as Exhibit L. The notice period applicable to each Seller Transferred Employee shall be the period specified in each such Seller Transferred Employee’s employment agreement. In the event that the Closing shall take place prior to the lapse of any or all of the aforementioned notice periods to which the Seller Transferred Employees are entitled, then, Seller shall continue to employ such Seller Transferred Employees until the lapse of the applicable notice period, and the Transferred Employees shall be considered as if they were outsourced to Buyer, and Buyer shall reimburse Seller, in cash, for the full “Employer’s Cost” in connection with such Seller Transferred Employees payable by Seller to the Seller Transferred Employees during such period, plus VAT against a tax invoice (each Seller Transferred Employee’s “Employer’s Cost” shall be as set forth in his or her last pay-slip prior to Closing. Seller shall use commercially reasonable efforts to assist Buyer with its efforts to convince the Seller Transferred Employees to agree to the assignment of their employment to Buyer.

(c)          The Seller Transferred Employees are transferred through continuance of their seniority (“vetek”). Without derogating from the forgoing, all Seller’s obligations and covenants under collective bargaining agreements to which Seller is a party shall be assigned to Buyer upon Closing as part of the Assumed Contracts, and all benefits that such Seller Transferred Employees may be eligible to receive pursuant to such collective bargaining agreements or applicable Law shall be assumed by Buyer. Buyer undertakes that as of the Closing and until the first anniversary thereof, it shall not, and shall cause any Affiliate thereof not to, terminate more than 10% of the Seller Transferred Employees.

(d)          Upon the transfer of the Seller Transferred Employees to the Buyer, the Seller shall assign and transfer to Buyer all its rights in all severance funds or insurance policies with respect to the Seller Transferred Employees (“Severance Fund”), and, as of such date (or at such later date, subject to applicable law), such Severance Funds shall be deemed Purchased Assets hereunder. To the extent the recordation of such assignment and transfer is not completed by the Closing, then the Parties shall cooperate and take such further actions as are reasonably necessary to record such assignment and transfer as soon as reasonably practicable after the Closing. For the avoidance of doubt, in the event that any Seller Transferred Employee ceases to be employed by Buyer after the Closing, Buyer shall be solely responsible for any severance or other payments due to the Seller Transferred Employee as a result of such termination of employment, provided, however, that if a Seller Transferred Employee is terminated prior to the assignment of the Severance Funds and applicable law requires the release of any amounts out of the Severance Funds to such Seller Transferred Employee, the Seller will, upon request by Buyer, cooperate with the Buyer and release such amounts to the Seller Transferred Employee as required by applicable Law.

(e)          The Seller will cooperate with the Buyer’s efforts in connection with the Buyer’s transition of the Seller Transferred Employees, including by (i) providing all information reasonably requested by the Buyer in respect of such Seller Transferred Employees, and (ii) encouraging the Seller Transferred Employees to agree to work for the Buyer. The Seller shall not take any actions that are intended to dissuade any of the Seller Transferred Employees from becoming engaged with the Buyer following the Closing.

(f)          The Seller shall timely submit a request to the ITA for the continuity of severance funds of the Transferred Employees of the Israeli Subsidiaries and the Seller Transferred Employees employed in Israel (retzef pitsuiim in Hebrew), in accordance with Income Tax Circular 6/2011 (A Transfer of Employees from an Employer to Employer and/or a Transfer of the Ownership of Provident Funds). Prior to Closing, the Seller shall have deposited all funds required to be deposited (i) in the Severance Funds with respect to the period prior to Closing, with respect to the Seller Transferred Employees; and (ii) with the Acquired Subsidiaries or employee’ funds, as applicable, on account of severance pay for the time period prior to Closing with respect to Transferred Employees employed by the Acquired Subsidiaries.

(g)          Seller agrees to fund the payments set forth on Schedule 8.7(g) at its expense, prior to the Closing.

8.8          Taxes.

(a)          All transfer, documentary, sales, use, registration and other such Taxes and all conveyance fees, recording charges and other fees and charges in the nature of Taxes (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement (“Transfer Taxes”), other than Stamp Duty, shall be borne by the Seller. Stamp Duty shall be borne fifty percent (50%) by the Buyer and fifty percent (50%) by the Seller. For the avoidance of doubt, Buyer shall bear and pay in full VAT (which shall not be deemed for the purpose hereof Transfer Taxes) as further detailed under this Agreement. The Parties will cooperate in the preparation and filing of all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

(b)          Each of the Acquired Subsidiaries shall timely prepare and file (or cause to be prepared and filed) any Tax Returns required to be filed by such Acquired Subsidiary on or before the Closing Date, in a manner consistent with past custom and practice unless otherwise required by applicable Law, and shall timely pay, or cause to be paid, all Taxes reflected on such Tax Returns when due.

(c)          Seller shall be responsible for all Taxes of the Acquired Subsidiaries in respect of any Pre-Closing Tax Period. Buyer shall prepare and file, or cause to be prepared and filed, all Income Tax Returns required to be filed by each of the Acquired Subsidiaries after the Closing Date, in a manner consistent with past practice and to the extent consistent with applicable Law. Buyer shall provide Seller with a draft of any such Tax Returns, in respect of a Pre-Closing Tax Period or a Straddle Period (the “Buyer Returns”), at least twenty (20) Business Days prior to the due date (including applicable extensions) of filing of any such Buyer Return (provided that any failure of Buyer to provide the Seller with such Buyer Returns as described in this Section 8.8(c) shall not relieve the Seller from its respective responsibility for Taxes hereunder, except to the extent that the Seller is actually prejudiced as a result of such failure). The Seller shall be given an opportunity to review and comment on any such Buyer Return, and Buyer shall take into account (and shall not unreasonably reject) any such comments received from the Seller no fewer than ten (10) days prior to the date of filing of such Buyer Return. None of the provisions hereunder shall prevent the Buyer from timely filing, or causing to be timely filed, any Buyer Return. Subject to the procedure under this Section 8.8(c),  Seller shall pay to the Buyer, at least three (3) days prior to the due date of any such Buyer Return, the amount of Taxes shown as due and owing on such  Buyer Return, for which Seller is responsible pursuant to this Section 8.8(c) (other than Taxes taken into account in the determination of the Purchase Price).

(d)          In the case of any Straddle Period, the amount of any Taxes for the period prior to (and including) the Closing Date shall (x) in the case of property, ad valorem and other Taxes imposed on a periodic basis, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (y) in the case of any Tax based upon or related to income, gains, receipts, gross margins, employment, sales, use, or other Taxes imposed on a non-periodic basis reasonably allocable using a closing-of-the-books approach, be deemed equal to the amount that would be payable if the relevant Tax period ended on the Closing Date pursuant to an interim closing-of-the-books.

(e)          Buyer shall promptly notify the Seller upon receipt by any of the Acquired Subsidiaries, of any notice of any Tax audit, examination, claim, litigation or other Tax dispute, contest or other proceeding with respect to Indemnified Taxes (a “Tax Claim”); provided that the failure or delay to provide notice of such Tax Claim to the Seller shall not affect the rights or obligations of the parties hereto under this Agreement except to the extent the Seller has been actually and materially prejudiced as a result of such failure or delay. Buyer shall have the exclusive right to control any Tax Claim; provided that (i) the Seller shall have the right to participate, at the expense of the Seller, in such Tax Claim, (ii) Buyer shall keep the Seller reasonably informed with respect to any material issue relating to such Tax Claim, and (iii) Buyer shall not settle such Tax Claim without the prior consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed).

(f)          Buyer and the Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practical, such information (including reasonable access to books and records, Tax Returns and Tax filings) and assistance as is reasonably necessary for the filing of any Tax Return, the conduct of any Tax audit, and for the prosecution or defense of any Tax Claim, suit or proceeding relating to any Tax matter after Closing.  Buyer and the Seller shall cooperate with each other in the conduct of any Tax audit or other Tax Claim and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 8.8(f).

(g)          The Seller shall retain all books and records with respect to Tax matters pertinent to the Business until the expiration of the statute of limitations, and shall abide by all record retention agreements entered into with any Taxing authority.

8.9          Transfer of Magal Spain. As soon as practicable following the date hereof, the Seller shall take all required actions, and shall cause Patrakia to take all required actions, to transfer all of the issued and outstanding share capital of Magal Spain to the Seller, so that Magal Spain shall become a wholly owned subsidiary of the Seller prior to Closing.

8.10           Corporate Books and Records. The Seller shall make reasonable commercial efforts to update all required statutory corporate records, pay all required filing fees and to complete all financial statements for the years through 2019 with respect to the Acquired Subsidiaries, at its expense, prior to Closing.

8.11           Payment of Transaction Expenses. Seller shall have paid, at its expense, all Transaction Expenses incurred by the Acquired Subsidiaries prior to Closing.

8.12           Supply of Products Post Closing. For a period of two (2) years following the Closing, the Seller shall cause its relevant Subsidiaries to continue to supply products to the Buyer and the Acquired Subsidiaries, as the case may be, and the Buyer shall, and the Buyer shall cause the Acquired Subsidiaries to, continue to supply products to Seller’s relevant Subsidiaries, on the same terms (including in respect of pricing (in accordance with the Seller’s transfer pricing policy immediately prior to Closing), lead times, warranty and maintenance conditions) as such products were supplied prior to Closing.

8.13         Update of Disclosure Schedules.  Immediately prior to the Closing, the Seller shall update the Disclosure Schedules. No supplement or amendment to the Disclosure Schedules shall (i) have any effect for purposes of the Buyer’s right to indemnification or in determining satisfaction of the conditions set forth in Section 9.2 of this Agreement, and (ii) in any way limit the Buyer’s exercise of its rights hereunder.

8.14          Use of Name.  As soon as practicable after the Closing (but in any event no later than sixty (60) days following Closing), the Seller and its Subsidiaries (other than the Acquired Subsidiaries) shall cease to use the name “Magal”. Without derogating from the foregoing, as soon as practicable after the Closing Date, the Seller (and any relevant Subsidiaries (other than the Acquired Subsidiaries) who use the name “Magal”) shall (i) change their respective names to a name which does not include the name “Magal” or any variations thereof and file appropriate notification of its change of name in all jurisdictions where such notification is required; and (ii) strike the name “Magal” and associated trademarks and logos from all materials owned by the Seller or any of its Subsidiaries (other than the Acquired Subsidiaries).

8.16          Claims Under Insurance Policies. From and after the Closing, the Acquired Subsidiaries shall cease to be insured by Seller’s and its Affiliates’ respective current and historical insurance policies, and none of Buyer, the Acquired Subsidiaries or their respective Affiliates shall have any access, right, title or interest to or in any such insurance policies. From and after the Closing, Buyer shall be responsible for securing all insurance it considers appropriate for its operation of the Acquired Subsidiaries and the Business. After the Closing Date, Seller shall cooperate with Buyer, at Buyer’s sole cost and expense, to pursue any claims made after the Closing Date under occurrence-based insurance policies based upon events occurring prior to the Closing Date. The Parties agree that any amounts recovered under such insurance policies shall be deemed Purchased Assets hereunder and be the sole and exclusive property of Buyer. Seller agrees not to limit, modify or otherwise compromise Buyer’s ability to make claims under any such insurance policies.

8.17          Financial Obligations. At or as soon a reasonably practicable after the Closing, Buyer and Seller shall cooperate with one another and shall use their respective reasonable best efforts to (a) arrange for substitute letters of credit, security deposits, Buyer guarantees and other contractual obligations to replace (or backstop in a manner satisfactory to Seller) the outstanding letters of credit, security deposits, other than cash deposits that were taken into account in the Purchase Price calculation, and guarantees entered into by or on behalf of Seller or any Affiliate thereof (other than the Acquired Subsidiaries) to the extent relating to the Business, the Purchased Assets or the Assumed Liabilities (together, the “Guarantees”) or (b) to the extent permitted by applicable Law and the terms thereof, cause Buyer to assume all obligations under each Guarantee, and use reasonable commercial efforts to obtain from the creditor, lessor or other counterparty a full and irrevocable release of Seller and its Affiliates that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other Liabilities to a counterparty in connection with the Guarantees.

8.18          Directors’ and Officers’ Indemnification.

(a)          As of the Closing, Buyer shall, and shall cause each of the Acquired Subsidiaries to, take any actions reasonably necessary to provide that rights to indemnification and limitations on liability that are no less advantageous to the intended D&O Indemnitees (as defined below) than the corresponding provisions existing as of the date hereof in favor of any current or former directors or officers of any of the Acquired Subsidiaries (collectively, the “D&O Indemnitees”), as provided in the Charter Documents of the applicable Acquired Subsidiaries, shall survive the Closing and continue in full force and effect and be honored by the Acquired Subsidiaries from and after the Closing until the seventh (7) anniversary thereof, in accordance with their respective terms.

(b)          In the event that any of the Acquired Subsidiaries or Buyer or any of its Affiliates (or any of their respective successors or assigns) (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, to the extent necessary, Buyer will or will cause its applicable Affiliate to make proper provisions so that the successors and assigns of the Acquired Subsidiaries or Buyer or any of its Affiliates, as the case may be, shall succeed to the obligations set forth in this Section 8.18.

(c)          The obligations of Buyer under this Section 8.18 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee without the express written consent of such affected D&O Indemnitee (it being expressly agreed that the D&O Indemnitees shall be third-party beneficiaries of this Section 8.18).

8.19         Waiver of Claims. Effective as of the Closing, the Seller hereby irrevocably waives, for itself and its Affiliates, officers, directors, successors and assigns (a “Releasing Party”), and releases the Buyer, the Acquired Subsidiaries, their respective successors, assigns, officers and directors and employees from, and hereby irrevocably and unconditionally waives, any and all claims, demands, actions, or Liabilities, whether known or unknown, that such Releasing Party now has, or at any time previously had, or shall or may have in the future, as a holder of the Subsidiary Shares prior to Closing; provided, however, that such waiver shall not apply to any rights to enforce this Agreement or any Transaction Document by the Releasing Party subject to the terms hereunder.

8.20          Non-Disparagement. Neither Buyer nor Seller or any of their respective Affiliates shall make or publish any statements or comments that disparage or injure the reputation or goodwill of the Buyer or the Seller, as the case may be, and any of their respective directors, officers, employees or agents, or any of their respective products or services.

ARTICLE IX
CONDITIONS PRECEDENT

9.1          Conditions Precedent to the Obligation of Both Parties to Close. The respective obligations of the Buyer and the Seller to effect the Closing shall be subject to the satisfaction, on or prior to the Closing Date, of the following conditions; provided that a Party may not rely on failure of any of these conditions to occur if a breach by such Party of this Agreement has substantially contributed to such condition not being met by the Termination Date:

              (a)          Antitrust Approval.  Approvals and/or termination or expiration of any applicable waiting periods required to be obtained or to have occurred under the antitrust Laws listed on Section 9.1(a) of the Disclosure Schedules (“Antitrust Approvals”) prior to Closing shall have been obtained or shall have occurred.

(b)          No Contrary Order.  On the Closing Date, there shall exist no valid Order of a court of competent jurisdiction or applicable Law which prohibits or prevents the consummation of the transactions contemplated by this Agreement.

9.2          Conditions Precedent to Buyer’s Obligation to Close. The obligation of Buyer to effect the Closing shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Buyer:

              (a)          Accuracy of Representations and Warranties. (i) The representations and warranties of the Seller set forth in this Agreement (other than the representations and warranties contained in Section 5.1 (Corporate Organization), sub-sections (a) to (d) and (e)(A), (B) and (C) of Section 5.2 (Authority, Enforceability, Non-Contravention), sub-sections (a), (b) and (d) of Section 5.3 (Acquired Subsidiaries),and Section 5.20 (Brokers, Finders) – together, the “Fundamental Representations”) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except: (a) to the extent that any such representation or warranty by its terms is limited to a specified date, in which case as of such specified date), and, (b) where the failure of such representations and warranties referred to in this clause (i) to be true and correct as of Closing has not had, and would not reasonably be expected to have, a Material Adverse Effect; and (ii) the Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on such Closing Date.

               (b)          Performance of Obligations. The Seller shall have performed or complied in all material respects with its obligations contained in this Agreement and the Real Property Purchase Agreement required to be performed by it hereunder at or prior to the Closing.

                 (c)        No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any event that has had or reasonably would be expected to have a Material Adverse Effect.

                 (d)        Closing Deliverables.  The Seller shall have delivered or caused to be delivered to the Buyer the deliverables set forth in Section 4.3.

(e)        Required Consents, Buyer Permits. The Required Consents listed in Exhibit M attached hereto (the “Essential Consents”) shall have been obtained and shall be in full force and effect.

(g)        Transferred Employees. (i) at least 80% of the Key Employees- (x) with respect to Key Employees that are Seller Transferred Employees – such Key Employees shall have executed written agreements for transfer of employment to the Buyer in form acceptable to the Buyer; and (y) with respect to Key Employees that are employees of the Acquired Subsidiaries – such Key Employees shall not have been terminated and shall not have resigned or notified Seller or Buyer of their intent to terminate employment prior to Closing; and (ii) at least 80% of the Seller Transferred Employees (who are not Key Employees) shall not have notified Seller or Buyer of their refusal to become employees of Buyer.

(h)        Intercompany Agreements. The Intercompany Agreements listed in Exhibit N attached hereto shall have terminated (unless specifically set forth otherwise hereunder).

(i)        Magal Spain. The Seller shall have acquired all of the issued and outstanding share capital, on a fully diluted basis, of Magal Spain from Patrakia (and for the avoidance of doubt, all such shares acquired by Seller shall be deemed Subsidiary Shares transferred to Buyer, free and clear of any Liens, pursuant to the terms of this Agreement).

(j)        IIA Approval. The IIA Approval shall have been obtained.

(k)        Closing of Real Property Purchase Agreement. The transaction under the Real Property Purchase Agreement shall be consummated concurrently with the transactions contemplated hereunder.

9.3          Conditions Precedent to the Seller’s Obligation to Close. The obligation of the Seller to effect the Closing shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by the Seller:

                 (a)       Accuracy of Representations and Warranties. All representations and warranties made by the Buyer under this Agreement shall be true and correct in all material respects (unless qualified by materiality in which case such representation shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation or warranty by its terms is limited to a specified date, in which case as of such specified date).

                 (b)      Performance of Covenants.  The Buyer shall have performed or complied in all material respects with its obligations contained in this Agreement required to be performed by it hereunder at or prior to the Closing.

                 (c)      Closing Deliverables. The Buyer shall have delivered or caused to be delivered to the Seller the deliverables set forth in Section 4.4.

ARTICLE X
TERMINATION

10.1          Termination.  This Agreement may be terminated at any time prior to the Closing only by:

(a)          mutual written consent of the Seller and the Buyer;

(b)          by the Buyer or the Seller, if the transactions contemplated hereby have not been consummated by June 30, 2021, provided, that if as of such date all of the conditions set forth in Article IX have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing) other than the conditions set forth in Section 9.1(a) or Section 9.1(b) (to the extent relating in whole or in part to or arising under the Antitrust Approvals and/or other regulatory approvals), either Seller or Buyer may extend such date to September 30, 2021 (such date, as may be so extended, the “Termination Date”); provided, however, that no Party shall be entitled to terminate this Agreement pursuant to this Section 10.1 if such Party’s breach of this Agreement has substantially contributed to the failure of, or has prevented, the consummation of the transactions contemplated hereby to occur by the Termination Date;  or

(c)          by the Buyer or the Seller by written notice to the other Party, if any Governmental Authority shall have issued an Order or taken any other action (which order, decree or ruling or taken any other action the Parties shall use their reasonable efforts to lift), which permanently restrains, enjoins, or otherwise prohibits the consummation of the transactions contemplated by this Agreement and such Order or other action shall have become final and non-appealable;

  (d)          by the Buyer, if there has been a breach by the Seller of any covenant, representation or warranty contained in this Agreement which prevents the satisfaction of a condition set forth in Section 9.2(a) or in Section 9.2(b) and (i) such breach has not been waived by the Buyer, (ii) the Buyer has provided written notice to the Seller of such breach, and (iii) the Seller has not cured such breach within 30 days after receiving written notice thereof from the Buyer; provided, that Buyer is not then in breach of any of its representations, warranties or covenants contained in this Agreement such that such failure or breach would give rise to a failure of a condition set forth in Section 9.3(a) or Section 9.3(b).

  (e)          by the Seller, if there has been a breach by the Buyer of any covenant, representation or warranty contained in this Agreement which prevents the satisfaction of a condition in Section 9.3(a) or Section 9.3(b) and (i) such breach has not been waived by the Seller, (ii) the Seller has provided written notice to the Buyer of such breach, and (iii) the Buyer has not cured such breach within 30 days after receiving written notice thereof from the Seller; provided, that the Seller is not then in breach of any of its representations, warranties or covenants contained in this Agreement such that such failure or breach would give rise to a failure of a condition set forth in Section 9.2(a) or in Section 9.2(b).

(f)          by the Buyer, if an event occurred that has had or reasonably would be expected to have a Material Adverse Effect.

10.2          Effect of Termination.  In the event of termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and there shall be no liability on the part of any Party or its shareholders, officers or directors to the other Party, except for (a) any Liability for intentional breach by such Party of the terms and provisions of this Agreement prior to such valid termination; and (b) any obligations under Section 8.2(b) (Confidentiality) and Article XII (Miscellaneous Provisions).

ARTICLE XI
INDEMNIFICATION

11.1          Survival of Representations and Warranties and Covenants.  The representations and warranties made herein shall survive the Closing and continue in effect for a period of eighteen (18) months following the Closing Date; provided, however, that (a) the Fundamental Representations shall survive the Closing and continue in effect until thirty (30) days after the expiration of the applicable statute of limitations; (b) the representations contained in Section 5.7 (Tax) shall survive the Closing and continue in effect until thirty (30) days after the expiration of the applicable statute of limitations in the jurisdiction of the relevant Acquired Subsidiary; and (c) the representations contained in Section 5.11 (Intellectual Property) and Section 5.15 (Anti-Bribery Laws, Export Control) shall survive for a period of three (3) years following the Closing Date. The covenants and other agreements made by the Parties herein shall survive in accordance with their respective terms, and if no specific term is specified, until fully performed or discharged. Any claims under this Agreement with respect to a breach of a representation and warranty must be asserted by written notice within the applicable survival period contemplated by this Section 11.1, and if such a notice is given, the survival period for such representation and warranty shall continue until the claim is fully resolved.

11.2         Indemnification by the Seller.  As of and after the Closing, the Seller shall hold the Buyer, its successors and permitted assigns, and their respective directors and officers in their capacities as such (the “Buyer Indemnified Persons”), harmless and indemnify each of them from and against, any and all direct and actual claims, losses, damages, Liabilities, out-of-pocket expenses or costs, including reasonable attorney fees (excluding any consequential, incidental, indirect, special or punitive damages but including loss in value of the Purchased Assets) (“Indemnified Losses”) incurred by any of the Buyer Indemnified Persons to the extent resulting from or arising out of:

(a)          any breach of, or inaccuracy in, any representation or warranty made by the Seller in this Agreement;

(b)          any nonfulfillment or other breach or violation by the Seller of any covenant or agreement to be performed by Seller pursuant to this Agreement following the Closing;

(c)          the Excluded Liabilities;

(d)          any Indemnified Taxes, only to the extent not expressly included or accounted for in the determination of the Purchase Price, or otherwise paid by the Seller in accordance with the provisions of this Agreement;

(e)          any Liabilities for withholding Taxes not withheld with respect to payments made to the Seller hereunder;

(f)          the payments made by Magal Mexico to SUTERM (including any Tax exposure related thereto which is not reflected in the Financial Statements);

(g)          the engagement of Cuceju, S.A. by Magal Mexico (including any Tax exposure relating to rejection of Magal Mexico’s annulment claim regarding the Tax authority’s decision not to allow deduction of expenses and credit of VAT in respect of the engagement of Cuceju, S.A. by Magal Mexico).

(h)          if the reorganization pursuant to Section 8.9 is not completed prior to Closing and Buyer has waived its condition precedent pursuant to Section 9.2(i) in this respect, any Liability of Patrakia, any Tax Liability of Buyer or the Acquired Subsidiaries arising from the purchase of Patrakia or the transfer of Patrakia to the Buyer upon the Closing, any change of control payment triggered with respect to employees or consultants of Magal Spain in connection with the transfer of shares in Magal Spain from Patrakia following Closing, and any costs arising from the liquidation of Patrakia following Closing, all except any such Liabilities related to Magal Spain which are not otherwise indemnifiable under this Section 11.2;

(i)          any late performance penalties or similar payments due pursuant to the Assumed Contracts with customers and Material Contracts with customers before the Closing and which are actually paid by Buyer following Closing, to the extent such payments exceed the provision made therefor under the Financial Statements;

(j)          fraud or an intentional and willful breach by Seller of the terms and provisions of this Agreement.

             11.3          Indemnification by the Buyer. The Buyer shall hold the Seller, its successors and permitted assigns and their respective directors and officers in their capacities as such (the “Seller Indemnified Persons”, and together with the Buyer Indemnified Persons, the “Indemnified Persons”), harmless and indemnify each of them from and against, any and all Indemnified Losses incurred by any Seller Indemnified Persons to the extent resulting from or arising out of:

(a)          any breach of, or inaccuracy in, any representation or warranty made by the Buyer in this Agreement;

(b)          any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement following the Closing; and

(c)          any Assumed Liabilities.

11.4          Notice of Claim.  In the event that a Party seeks indemnification on behalf of its Indemnified Persons, such Party (the “Indemnified Party”) shall give reasonably prompt written notice to the other Party (the “Indemnifying Party”) specifying the facts constituting the basis for such claim and the amount, to the extent known, of the Indemnified Losses asserted; provided, however, that the right of an Indemnified Person to be indemnified hereunder shall not be adversely affected by a failure to give such notice unless the Indemnifying Party is prejudiced thereby. Subject to the terms hereof and unless contested in good faith by the Indemnifying Party, the Indemnifying Party shall pay (by wire transfer of immediately available funds) the amount of any valid claim not more than thirty (30) days after the Indemnified Party provides notice to the Indemnifying Party of such amount.

11.5          Right to Contest Claims of Third Persons.

(a)          If a claim, other than a Tax Claim, is asserted by any claimant other than an Indemnified Person hereunder (a “Third Person”), the Indemnified Party shall give the Indemnifying Party reasonably prompt notice thereof after such assertion is actually known to the Indemnified Party; provided, however, that the right of a Person to be indemnified hereunder in respect of claims made by a Third Person shall not be adversely affected by a failure to give such notice unless, and then only to the extent that, an Indemnifying Party is prejudiced thereby. Such notice by the Indemnified Party shall describe the Third Person Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Indemnified Losses that has been or may be sustained by the Indemnified Party. Except as otherwise provided in this Section 11.5, the Indemnifying Party shall have the right, upon written notice to the Indemnified Party (a “Defense Notice”) within thirty (30) days after receipt from the Indemnified Party of notice of such claim to investigate the claim alleged by such Third Person (a “Third Person Claim”). The Indemnified Party may thereafter participate in (but not control) the defense of any such Third Person Claim with its own counsel at its own expense, unless, in the reasonable opinion of counsel to the Indemnified Party, separate representation is necessary to avoid a conflict of interest, in which case such representation by one counsel to the Indemnified Party shall be at the expense of the Indemnifying Party. In the event that the Indemnifying Party shall fail to give the Defense Notice within said thirty (30) day period, (i) the Indemnified Party shall be entitled to have the control over said defense and settlement of the subject claim, (ii) the Indemnifying Party will cooperate with and make available to the Indemnified Party such assistance and materials as it may reasonably request, and (iii) the Indemnifying Party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing, and the Indemnifying Party, if it is required to provide indemnification under this Agreement, will be liable for all costs and settlement amounts paid or incurred in connection therewith.

(b)          In the event that the Indemnifying Party delivers a Defense Notice with respect to such Third Party Claim within thirty (30) days after receipt thereof and thereby elects to conduct the defense of the subject claim, (i) the Indemnifying Party shall be entitled to have control over said defense and, subject to the provisions set forth below, settlement of the subject claim, (ii) the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance and materials as it may reasonably request, and (iii) the Indemnified Party shall have the rights at its expense to participate in the defense assisted by counsel of its own choosing.  In such an event, the Indemnifying Party will not settle the subject claim without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld, conditioned or delayed unless (i) there is no finding or admission of any violation of Law or any violation of the rights of any Indemnified Person; and (ii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, in which cases the consent of the Indemnified Party shall not be required. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party.

11.6          Limitations on Indemnity.

(a)          Seller shall not be liable to the Buyer Indemnified Persons for indemnification under Section 11.2(a) (other than in respect of Fundamental Representations)  until the aggregate amount of all Indemnified Losses in respect of indemnification under Section 11.2(a) exceeds 0.6% of the Purchase Price, in which event the Seller shall be required to pay all such Indemnified Losses from the first dollar.

(b)          Except as provided in Section 11.6(c), the aggregate amount of Indemnified Losses that may be recovered by the Buyer Indemnified Persons under Section 11.2(a) shall not exceed 15% of the Purchase Price, provided that such limitation shall not apply to any Indemnified Losses arising out of or resulting from breaches of the Fundamental Representations, for which the aggregate amount of all Indemnified Losses for which Seller shall be liable to Buyer Indemnified Persons shall not exceed the Purchase Price received hereunder.

(c)          Subject to Section 11.6(b), the aggregate amount of all Indemnified Losses for which Seller shall be liable to Buyer Indemnified Persons pursuant to Section 11.2(a) (with respect to Fundamental Representations) and 11.2(b), and the amount of all Indemnified Losses for which the Buyer shall be liable to the Seller Indemnified Persons pursuant to Section 11.3(a) and 11.3(b),  shall not exceed the amount of the Purchase Price received hereunder.

(d)          Notwithstanding any other provision herein to the contrary, no Indemnified Losses may be claimed under this Article XI by Buyer to the extent such Indemnified Losses are reflected or included as part of the calculation of Closing Net Working Capital, Closing Indebtedness or Purchase Price.

(e)          The amount of any Indemnified Losses payable under this Article XI by the Indemnifying Party shall be net of any amounts actually received by the Indemnified Party under applicable insurance policies, net of any expenses reasonably incurred in connection with the collection thereof, including deductibles and self-insured retentions.  If the Indemnified Party receives any amounts under applicable insurance policies subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made up to the amount received by the Indemnified Party, net of any expenses reasonably incurred by such Indemnified Party in collecting such amount (including deductibles and self-insured retentions).  The Indemnified Party shall use reasonable efforts to collect any amounts available under such insurance coverage; provided, however, that (i) doing so is commercially reasonable and (ii) such obligation shall not be a condition to, or a limitation on, indemnification rights hereunder prior to making any claim for indemnification under this Article XI.

11.7          For purposes of determining the amount of Indemnified Losses, any and all “material adverse effect” or “material” type qualifiers or limitations contained in the representation and warranties under Article V of this Agreement shall be disregarded and not be given any effect.

11.8          Nothing contained hereunder shall in any way be deemed to limit the Buyer’s remedies in respect of any claims arising out of fraud or intentional or willful breach by Seller.

11.9          For all Tax purposes, all indemnification payments under this Article XI shall be treated by the Parties as adjustments to the Purchase Price to the extent permitted by applicable Law.

11.10        Mitigation. Each Indemnifying Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Indemnified Losses upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto.

11.11        Exclusive Remedy. Each of Buyer and Seller acknowledges and agrees that the sole and exclusive remedy of the Buyer Indemnified Persons with respect to any and all claims for any breach by Seller of any representation or warranty, covenant, agreement or obligation set forth herein, shall be solely pursuant to the indemnification provisions set forth in this Article XI, provided that Indemnified Party shall be entitled to seek specific performance. Without derogating from the generality of the forgoing and other than in the event of fraud, intentional misrepresentation or willful misconduct, (i) Buyer, on behalf of itself and Buyer Indemnified Persons, their affiliates, the Acquired Subsidiaries, their respective directors, officers, employees and/or anyone acting on their behalf, hereby unconditionally and irrevocably waives any demand and/or claim of any kind whatsoever they may have against any officers or directors of Seller or the Acquired Subsidiaries with respect to the period prior to Closing to the extent such matter is covered by Seller’s indemnification obligations pursuant to Section 11.2(a) above, regardless of the form of action, whether in contract, tort (including but not limited to negligence) or otherwise, and provided that any claims  that are not permitted by law to be so waived, shall be subject to all limitations under this Article XI; and (ii) Seller, on behalf of itself and the Seller Indemnified Persons, their affiliates, respective directors, officers, employees and/or anyone acting on their behalf, hereby unconditionally and irrevocably waives any demand and/or claim of any kind whatsoever they may have against any Transferred Employees or officers or directors of the Acquired Subsidiaries with respect to the time period prior to Closing (including in connection with the negotiation, preparation and consummation of the Transaction Documents).

ARTICLE XII
MISCELLANEOUS PROVISIONS

12.1          Notice. All notices, requests, demands or other communications, including waiver by a Party of any conditions,  which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given: (i) on the date of delivery if personally delivered by hand, (ii) upon the seventh day after such notice is deposited in the mail, if mailed by registered or certified mail, postage prepaid, return receipt requested, or (iii) by facsimile or email upon confirmation of receipt by the recipient of such notice:

If to the Buyer:	Aeronautics Ltd.
10 Nahal Snir St. Yavne, Israel Attention: Shahak Moshe Email:shahakm@aeronautics-sys.com

With a copy (which shall not constitute notice) to:	Fischer, Behar, Chen, Well, Orion & Co. 3 Daniel Frisch St. Tel Aviv, Israel Attention: Avraham Well, Adv. Fax: +972 3 694 4231 Email: awell@fbclawyers.com

If to the Seller:	Magal Security Systems Ltd. 17, Altalef St. Yahud, Israel P.O. Box 70, Yahud 56100 Israel Attention: Doron Kerbel, General Counsel Email: DoronK@magal-s3.com

With a copy (which shall not constitute notice) to:	Naschitz, Brandes, Amir & Co. 5 Tuval Street Tel-Aviv, Israel Attention: Sharon Amir, Adv.; Idan Lidor, Adv. Fax: +972-3-623-5106 Email: samir@nblaw.com; ilidor@nblaw.com

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 12.1.

12.2         Entire Agreement.  This Agreement, the other Transaction Documents and the Schedules and Exhibits hereto embody the entire agreement and understanding of the Parties with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings relative to such subject matter.

12.3          Assignment; Binding Agreement. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be transferred, delegated, or assigned (by operation of Law or otherwise) by either Party without the prior written consent of the other Party; provided that Buyer upon written notice to Seller shall have the right to transfer and assign its rights and obligations hereunder to purchase the Purchased Assets or assume the Assumed Liabilities (in whole or in part) and any other rights or benefits afforded to it by this Agreement to one or more entities which are controlled, directly or indirectly, by Buyer (without requiring Seller’s consent), provided, however, that no such assignment shall relieve Buyer of any obligations hereunder and Buyer shall guarantee any such obligations.

12.4          Counterparts.  This Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

12.5          Expenses.  Each Party shall be responsible for all fees and expenses incurred by it in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereunder, unless specifically otherwise set forth hereunder.

12.6          Remedies Cumulative.  Except as otherwise expressly provided herein, all rights and remedies of the Parties under this Agreement are cumulative and without prejudice to any other rights or remedies under Law.

12.7          Governing Law and Venue. The Agreement shall be governed by and construed in accordance with the laws of Israel, without giving effect to the principles thereof relating to conflict of laws. The competent courts of the city of Tel Aviv shall have exclusive jurisdiction to hear all disputes arising in connection with this Agreement and no other courts shall have any jurisdiction whatsoever in respect of such disputes.

12.8          No Waiver.  Any failure by any of the Parties hereto to comply with any of the obligations, agreements or conditions set forth herein may be waived by the other Party or Parties; provided, however, that any such waiver shall not be deemed a waiver of any other obligation, agreement or condition and further provided that any such waiver shall be expressly made in writing.

12.9          Severability.  If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

12.10         Amendments.  No modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless in writing and signed by the Parties hereto.

12.11         No Third Party Beneficiaries.  The Parties hereby agree that, unless explicitly set forth in this Agreement, there are no third party beneficiaries to this Agreement, other than Buyer Indemnified Persons.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties and is effective as of the date first herein above written.

AERONAUTICS LTD.

By:________________________
Name:_____________________
Title: ______________________

MAGAL SECURITY SOLUTIONS LTD.

By:________________________
Name: _____________________
Title: ______________________